ANNUAL INFORMATION FORM
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

March 31, 2008

GLOSSARY

This glossary contains general terms used in the discussion of the biopharmaceutical industry, as well as specific technical terms used in the descriptions of our technology and business.

Analyte - something that is to be measured or quantified, and for the purposes of this document, is synonymous with antigen.

Anthrax - an acute infectious disease caused by the spore-forming bacterium Bacillus anthracis that most commonly occurs in wild and domestic lower vertebrates (cattle, sheep, goats, camels, antelopes, and other herbivores), but it can also occur in humans when they are exposed to infected animals or tissue from infected animals. Anthrax is a potential agent for use in biological warfare.

Antibody - a protein produced by blood plasma cells that binds specifically to foreign substances as part of the immune response. Antibodies are synthesized in direct response to an antigen, which is the substance that triggers the immune system.

Antigen - a substance, usually a protein, that induces the production of antibodies by the immune system.

Assay - a test for a particular chemical and/or biological agent to determine its properties, effect or concentration.

Beta Study – a limited, controlled evaluation of an Assay using clinical samples that usually precedes a pivotal clinical trial.

Botulinum Toxin - the single most poisonous substance known to humans poses a major biowarfare threat because of its extreme potency and lethality, its ease of production, transport and misuse, and the potential need for prolonged intensive care of affected persons.

BNP (B-type natriuretic peptide) – a fragment of proBNP, a neurohormone that is released by the heart into the bloodstream during heart failure in response to increased blood pressure and volume overload. ProBNP is split into two fragments: BNP and NT-proBNP and are released into the bloodstream. Both the BNP and NT-proBNP molecules are a sensitive and specific indicator of congestive heart failure.

Clinical trial - organized studies with human volunteers or patients designed to provide statistically relevant clinical data for determining the efficacy and safety of new therapeutic agents, diagnostics and medical devices.

Congestive heart failure (CHF) - a chronic, progressive disease in which the heart muscle weakens impeding the heart's ability to pump enough blood to support the body's demands.

Device - an item, other than a drug, that has application in medical therapy. Usually the term device is restricted to items used directly on the patient and does not include diagnostic equipment or tests.

Diagnostic - a test or procedure that can be either qualitative or quantitative and is designed to reveal the occurrence or amount of specific substances, thus indicating the presence or severity of a disease or other pathological condition.

DNA (Deoxyribonucleic acid) - the chemical basis for heredity and the carrier of genetic information for all forms of life.

ELISA (Enzyme-linked immunosorbent assay) - a sensitive assay technique involving the use of antibodies coupled with indicators (e.g., enzymes linked to dyes) to detect the presence of specific substances, such as enzymes, viruses, or bacteria.

FDA (Food and Drug Administration) - the government agency which regulates the manufacture, safety, use and efficacy of biological and pharmaceutical therapeutics, diagnostics and other medical products in the United States.

Immune response - the events that occur when a protein is introduced into the body by an infectious microorganism, transplanted tissue, vaccines or the host's own tissue (i.e., auto-immune diseases). The immune response is characterized by the production of antibodies from activated B-cells and the activation of T-cells.

Immunoassay or Immunodiagnostic - an assay method for diagnostic tests that uses antibodies to detect and quantify proteins, bacteria or other biological molecules.

Influenza - An acute contagious viral infection characterized by inflammation of the respiratory tract and by fever, chills, muscular pain, and prostration. The three types of influenza viruses, types A, B, and C, are classified in the virus family Orthomyxoviridae, and they are similar, but not identical, in structure and morphology. Types A and B are more similar in physical and biologic characteristics to each other than they are to type C. Type A is the most common and usually causes the most serious epidemics. Type B outbreaks also can cause epidemics, but the disease it produces is generally milder than that caused by type A. Type C viruses have never been connected with a large epidemic.

In vitro - an event that occurs outside a living organism, such as cell culture studies conducted in petri dishes or a diagnostic test that uses a blood or tissue sample.

Lateral Flow Immunoassay – an Immunoassay in which a liquid sample containing the target Analyte migrates laterally along a membrane by capillary or wicking action.

NT-proBNP – a fragment of proBNP, a neurohormone that is released by the heart into the bloodstream during heart failure in response to increased blood pressure and volume overload. proBNP is split into two fragments: BNP and NT-proBNP and are released into the bloodstream. Both the BNP and NT-proBNP molecules are a sensitive and specific indicator of congestive heart failure.

Orthopox - a genus (group) of virus that includes smallpox, variola and monkey pox. These viruses cause infectious diseases that are harmful to man.

PCR (polymerase chain reaction) - a technique for enzymatically replicating DNA that allows a small amount of DNA to be amplified exponentially. PCR is commonly used in medical and biological research labs for a variety of tasks, such as the detection of hereditary diseases, the identification of genetic fingerprints, the diagnosis of infectious diseases, the cloning of genes, paternity testing, and DNA computing.

Platform Technology - a technology that has broad applicability in terms of its potential uses.

Protein - a molecule made up of one or more chains of amino acids that serve regulatory (hormones), protective (antibodies), structural (muscle) or storage functions.

Reagents – a generic term used to describe the various chemicals that form part of, and are used to conduct, a RAMP Test.

Ricin - a potent protein toxin derived from the beans of the castor plant. There is currently no vaccine or prophylactic antitoxin available for human use.

Scientific Advisory Board – a board of independent experts retained by the Company to advise on scientific and technical issues relating to the Company’s areas of interest.

Sensitivity - the range of analyte in a sample, which can be measured by an assay.

Specificity - having a relation to a definite result of a particular cause.

Staphylococcus aureus (Staph A) is a bacteria which lives harmlessly on human skin but when it enters the human body usually through a break in the skin, it can cause infection anywhere in the body.

TPD (Therapeutics Product Directorate) - part of the Canadian Department of Health, the government agency which regulates the manufacture, safety, efficacy and sale of human diagnostic and therapeutic products in Canada.

Tularemia - an acute, plague-like highly infectious disease in humans caused by the pathogenic bacteria Francisella tularensis.

RESPONSE BIOMEDICAL CORPORATION

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

March 31, 2008

TERMS OF REFERENCE AND EXCHANGE RATE

The information set forth in this Annual Information Form is as of March 31, 2008, unless another date is indicated. All references to dollars ($) in this document are expressed in Canadian funds, unless otherwise indicated. On December 31, 2007, the exchange rate for conversion of U.S. dollars into Canadian dollars was US$1.00 = Cdn.$0.9881. The exchange rate as at February 29, 2008 was 0.9796. The exchange rate represents the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. As used in this Annual Information Form, unless the context otherwise indicates, the terms “we”, “us”, “our”, “Response” or the “Company” mean Response Biomedical Corporation and its wholly-owned subsidiaries, Response Biomedical Inc. and Response Development Inc.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS

CAUTION REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This Annual Information Form contains certain forward-looking statements, including statements about the development of new services and products and the expansion of the market for our current services and products;

  implementing aspects of our business plan and strategies, such as the scale-up of our manufacturing processes;

  financing goals and plans;

  our existing working capital and cash flows and whether and how long these funds will be sufficient to fund our operations; and,

  our raising of additional capital through future equity and debt financings.

The forward-looking statements in this Annual Information Form reflect management’s current views and expectations with respect to our business, strategies, services and products, future results and events, and financial performance. In general, all statements other than statements of historical fact, including future results of operations or financial position, made in this Annual Information Form should be considered forward looking. Our forward-looking statements are primarily located in the sections “Risk Factors” and “General Development and Description of the Business”. In addition, the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “desire,” “goal,” “may,” “will,” variations of such words, and similar expressions identify forward-looking statements, but are not the exclusive means of identifying such statements and their absence does not mean that the statement is not forward-looking. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which are unforeseen. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this Annual Information Form. Our actual results could differ materially from those anticipated in or implied by these forward-looking statements for many reasons, including, among others, the risks we face as described in the section entitled “Risk Factors” and elsewhere in this Annual Information Form.

Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this Annual Information Form. We make cautionary statements in the “Risk Factors” section of this Annual Information Form and in other parts herein. You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this Annual Information Form.

We are not obligated nor do we undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Information Form and other statements made from time to time by our representatives or us might not occur.

ORGANIZATIONAL STRUCTURE

Response Biomedical Corporation has two wholly owned subsidiaries, Response Biomedical Inc. and Response Development Inc. Response Biomedical Inc., incorporated pursuant to the laws of Washington State on March 31, 1997, is an active subsidiary of our Company but has no operations of its own. Response Development Inc. was incorporated pursuant to the laws of British Columbia on October 31, 1986, is inactive, and was purchased in its entirety by Response Biomedical Corporation pursuant to a share purchase agreement dated December 16, 1999. We were incorporated on August 20, 1980, under the predecessor to the Business Corporations Act (British Columbia) (the "Business Corporations Act"). The address and telephone number of our registered and records office and our head office are 1781 - 75th Avenue W. Vancouver, British Columbia, Canada V6P 6P2, (604) 456-6010.

GENERAL DEVELOPMENT AND DESCRIPTION OF THE BUSINESS

We are a Canadian company engaged in the research, development and commercialization of diagnostic technologies for the medical point-of-care (“POC”) and on-site environmental testing markets. POC and on-site diagnostic tests are simple, non-laboratory-based tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges or dipsticks. Since entering the diagnostic sector in November 1990, we have established a number of product development initiatives that have resulted in a core proprietary technology called RAMP. See “The RAMP Technology”. We use this proprietary enabling technology for the commercialization of highly sensitive and quantitative (producing a numeric result) diagnostic tests in a simple-to-use, portable format. This format comprises a portable fluorescence Reader common to all tests, and single-use, disposable test cartridges (“Cartridges”) that contain an analyte specific, lateral flow immunoassay. Each Cartridge incorporates a proprietary internal calibrator that accounts for sources of variability inherent in conventional lateral flow immunoassay-based tests, making RAMP potentially competitive in performance to laboratory-based systems.

Our business strategy is to use RAMP to develop diagnostic tests for POC and on-site testing markets where there is a need for rapid and accurate results. We have the ability to conduct all research and test development in-house and oversee any clinical testing required to satisfy the regulatory requirements in target markets. We typically seek to retain all manufacturing rights for our portable fluorescence readers and test kits. All our kits are currently produced in-house and our Readers are manufactured and supplied to us under contract. We have two qualified contract manufacturers for the Reader, both located in British Columbia, see “Risk Factors” and “Operations and Manufacturing”. We currently market and sell RAMP products through a combination of direct sales and select distributors, depending on the market segment and geographical area, see “POC Clinical Diagnostics Market” and “On Site Environmental Testing Market ”.

To December 31, 2002, we were a development stage company and our primary expenditures were on research and development related to developing the RAMP diagnostic system. The following table summarizes research and development, and includes share-based compensation, as well as patent and licensing expenses, both in dollar terms as well as a percentage of total operating expenses, for the last three fiscal years.

Fiscal Year	Research & Development Expenses ($) (1)	Percentage of Operating Expenses	Patent and Licensing Expenses ($) (2)	Percentage of Operating Expenses
2007	7,167,758	49%	1,226,468	8%
2006	6,393,641	55%	996,240	9%
2005	4,387,304	43%	812,890	8%

(1)	Includes share-based compensation.
(2)	Includes license fees paid to Roche Diagnostics GmB (“Roche”) for rights to develop a rapid test for NT-proBNP.

Over the past three years we have focused on developing a complete point-of-care cardiovascular test menu on our proprietary RAMP platform as well as developing a test for the detection of Flu A+B. In addition, we’ve taken advantage of complementary menu expansion opportunities where partners would provide commitment in the form of funding and sales and marketing resources. Importantly, expanding our manufacturing capacity is critical to supporting the expected growth in our business.

We have made the following capital expenditures and dispositions over the three fiscal years ended December 31, 2007.

Year Ended	Capital Expenditures ($)	Capital Dispositions ($)
December 31, 2007	3,807,561	5,445
December 31, 2006	1,122,580	12,631
December 31, 2005	535,068	6,834
Total	5,465,209	24,910

Capital expenditures during the three years ended December 31, 2007, consisted of investments in 2007 in leasehold improvements to a new facility which were funded by our landlord in the amount of approximately $2,484,000, with the remainder largely for equipment relating to the manufacture of our products, office furniture and equipment as well as investments in information systems software and hardware.

In addition, we plan in 2008 to purchase equipment, furniture and fixtures at a total projected cost, including installation and validation, of approximately $2 million. These capital expenditures are projected to allow us to increase manufacturing capacity from the current 45,000 tests per month, based on an 8 hour per day, 5 day per week single shift, to approximately 334,000 tests per month per shift. To support expanding manufacturing, sales and marketing, and research and development functions, we have, since October 2005, sub-leased a 32,000 square foot multi-use facility. In May 2007, we entered into an agreement to lease a multi-use 46,000 square foot facility in Vancouver, British Columbia. This facility is expected to house all of our operations beginning in April 2008. The manufacturing equipment required to achieve the projected test production capacity is available and will be installed and validated beginning April 2008 in this new facility. As of December 31, 2007, and as of February 29, 2008, we had capital expenditure commitments for equipment of $541,000 and $729,000 respectively. As of December 31, 2007, and as of February 29, 2008, we had commitments for the lease of our new facility until January 31, 2023 of $34,633,000 and $34,633,000 respectively.

As at February 29, 2008, we had 96 full and part-time employees and 10 part-time consultants. Of the 96 full and part-time employees as at February 29, 2008, 91 employees work primarily at our Burnaby location and 5 employees work primarily from separate locations in the United States. As at March 31, 2007, we had 87 full and part-time employees and 8 part-time consultants. As at December 31, 2006, we had 86 full and part-time employees on staff and 8 part-time consultants. As at December 31, 2005, we had 79 full and part-time employees on staff and 6 part-time consultants.

We believe that our relationship with our employees is good and none of the employees is a member of a labor union or is covered by a collective bargaining agreement. All senior management, employees and consultants are required to sign a confidentiality agreement. Our management team has experience in the fields of product management, immunodiagnostics research and development, finance, sales and marketing, quality systems, diagnostics manufacturing, and management of emerging growth companies.

In June 2004, the Company closed a non-brokered private placement consisting of 3,750,000 units at a price of $0.80 per unit for gross proceeds of $3,000,000 before a finder’s fee of $200,000 and legal cost of $5,374 for net proceeds of $2,794,626. In December 2004, we closed a private placement consisting of 3,911,667 units at a price of $0.75 per unit for gross proceeds of $2,933,750, before share issuance costs of $318,449 for net proceeds of $2,615,301. On October 21, 2005, we issued units comprising convertible debentures and common share purchase warrants in the aggregate face amount of $1,579,000 with a term of three-years bearing interest at 7% per annum payable quarterly. All debentures have subsequently been converted.

On March 30, 2006, we closed a financing in which we raised gross proceeds of $12 million whereby we issued to investors resident in Canada, the United States and certain offshore jurisdictions, on a private placement basis, a total of 24,000,000 units at a price of $0.50 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant was exercisable for a period of 24 months to purchase one additional common share at an exercise price of $0.62. We used a portion of the net proceeds from the financing to repay our US$1 million line of credit. The remaining net proceeds of the financing were used for general working capital purposes, capital equipment acquisitions required for the scale up of our manufacturing processes, and to expedite the commercialization of lead new product candidates.

Concurrent with the closing of the $12 million financing, all of the independent members of our Board of Directors resigned, and five new directors were appointed to the Board of Directors. Two of the new directors, each purchased 1,000,000 units in the financing. Senior management and the new board re-focused the strategic course for the Company adopting a plan that: (1) commercialization will be achieved through partnering with multinational companies with the global reach and resources to market our RAMP products for infectious disease and cardiovascular testing; (2) we will focus our resources on product development to support these strategic partnerships; (3) we will begin scaling up the manufacturing processes to meet the needs of our prospective partners for delivery of millions of cartridges per year; and that (4) we will develop a new RAMP Reader with the capability to handle increased throughput of cartridges as a result of the ever-growing need for menu expansion.

In December 2006, we transitioned our development partnership with 3M Company into a worldwide, exclusive agreement to pursue the development and commercialization of diagnostic products targeting hospital- and community-acquired infectious diseases using our RAMP testing platform. As part of this collaboration, 3M made an investment in our Company of $9,174,400 (US$8,000,000), before share issuance costs of $44,561, for net proceeds of $9,129,839 comprising of 14,797,419 shares at a price of $0.62 per share. Under the terms of the agreement, we are responsible for development and manufacture of the RAMP-based products, while 3M is responsible for clinical and regulatory matters, and all sales, marketing and distribution of the infectious disease tests.

In May 2007, we entered into an agreement to lease a multi-use, 46,000 square foot facility in Vancouver, British Columbia. The facility is expected to house all of our operations beginning in early 2008 and requires us to pay approximately $174,000 per month in rent and operating expenses beginning in February 2008. Initial capital modifications to the facility are to be paid by the landlord and managed by us. The agreement has an initial term of 15 years with two 5-year renewal options.

In July 2007, we closed a financing in which we raised gross proceeds of $12 million whereby we issued to investors resident in Canada on a private placement basis, a total of 12,000,000 common shares at a price of $1.00 per share. The net proceeds of $11,123,330 were used for general working capital purposes, capital equipment acquisitions required for the scale up of our manufacturing processes, and to expedite the commercialization of lead new product candidates.

In September 2007, S. Wayne Kay was appointed the Chief Executive Officer, replacing William J. Radvak, and to the Board of Directors, of our Company. Mr. Kay is a former president, chief executive officer and director of

Quidel Corporation, a leading global company in the discovery, development, manufacturing and marketing of rapid diagnostic solutions at the POC in infectious diseases and reproductive health.

DEVELOPMENT OF THE BUSINESS

POC Clinical Diagnostics

To validate the RAMP technology, we initially developed a myoglobin assay on the system ("Myoglobin Assay"). Myoglobin is a protein that is present in all types of muscle cells, including the heart. Myoglobin is released into the bloodstream within hours of muscle damage, including that caused by a heart attack. Accordingly, myoglobin is believed to act as a “cardiac marker” which, if detected in the bloodstream, can be indicative of the subject being tested having suffered a heart attack. Manufacturing prototypes of the Reader and the Myoglobin Assay were completed in February 2001 and a multi-center clinical trial was completed in May 2001. The data from the clinical trial formed the basis of regulatory submissions to the United States (“FDA”) and in Canada (“TPD”) in June 2001, seeking the requisite clearances to market the Reader and Myoglobin Assay in the United States and Canada.

In January 2002, we received clearance from the FDA for both the Reader for general clinical use, and for the Myoglobin Assay for the quantitative determination of myoglobin. The TPD issued a Medical Device License to us in June 2002 with respect to both the Reader and the Myoglobin Assay.

In early 2003, we completed development of RAMP tests for two additional cardiac markers, CK-MB (“CK-MB Assay”) and troponin I (“Troponin Assay”). In April 2003, we self-declared within the European Union to apply the CE Mark to our three cardiac assays, a European designation that permits the sale of these products in the European Union. In November 2003, we completed a multi-center clinical trial for the CK-MB Assay and the Troponin Assay, and in early December 2003 we filed submissions with the FDA to obtain regulatory clearance to market and sell these tests in the United States. In May 2004, we received regulatory clearance from the FDA to market RAMP cardiac marker tests for detecting CK-MB and troponin I to assist in the diagnosis of heart attack. In August 2004, we obtained approval from the TPD to market the Troponin I Assay and the CK-MB Assay in Canada. In January 2005, the RAMP Reader, Troponin I Assay, CK-MB Assay and Myoglobin Assays received regulatory clearance in China from the State Food and Drug Administration (“SFDA”) allowing O&D Biotechnology Co., our exclusive distributor for China, to market these products in China. In December 2007, our NT-proBNP Test received SFDA clearance allowing O&D to also market this test in China.

In October 2004, in collaboration with Shionogi & Co. Ltd. (“Shionogi”), we began development of a quantitative rapid test for BNP to assist in the diagnosis and management of CHF (congestive heart failure - a disease in which the heart muscle weakens, thereby reducing the heart's ability to pump enough blood to support all of the body's demands). Pursuant to the development agreement, we completed development of the BNP Test for Shionogi, which has exclusive rights to the BNP marker in Japan and paid us milestone-based fees toward the development of the test. In May 2006 we announced that Shionogi had secured Japanese regulatory clearance of the BNP Test and Reader, and that we entered into a marketing and supply agreement with Shionogi to commercialize the BNP Test and Reader in Japan. Shionogi obtained clearance to market the BNP Test and Reader in Japan, commenced sales in July 2006 and now markets the clinical point-of-care diagnostic system, manufactured exclusively by us, both directly, as well as through its own network of distribution partners under the trademark Shionospot BNP.

In November 2004, we began development of a rapid test for Staphylococcus aureus (“Staph A”) in collaboration with 3M Company (“3M”). In reviewing all opportunities to best build the infectious disease business, 3M determined that market conditions were not optimal for the Rapid Staph A test and that resources would be better utilized by focusing efforts on markets of greater opportunity; therefore, in November 2007, it was announced that development work for Rapid Staph A had been put on hold and we were substituting other opportunities with greater market potential. Should market conditions change, the Rapid Staph A initiative can be revisited at that time. Both companies remain committed to development of tests in the infectious disease area with priority to large and growing markets in which 3M can maximize its marketing strengths.

In July 2005, we entered into a non-exclusive license agreement with Roche Diagnostics GmB (“Roche”) of Germany, which enabled us to develop a rapid test for NT-proBNP to assist in the diagnosis and management of congestive heart failure. Clinical evaluation of the test was completed and regulatory submissions for the FDA and TPD were filed in December 2006. Also in December 2006, the RAMP NT-proBNP test was CE marked, clearing it for sale in the EU. In June 2007, we announced that we had been granted a medical device license by Health Canada to market our RAMP NT-proBNP Test in Canada. In December 2007 our NT-proBNP test received regulatory clearance in China from the State Food and Drug Administration (“SFDA”) allowing O&D Biotechnology Co., our exclusive distributor for China, to market this test in China.

In October 2005, we started development of a high-sensitivity, rapid test for the detection of influenza A (“Flu A”) following initial results that suggested a RAMP Flu A test could be capable of producing highly sensitive and reliable information that was not yet available in commercially available rapid immunoassays. In November 2005, we began development of a test for the detection of influenza B (“Flu B”). In March 2006, following additional market research and independent confirmation of the performance of our Flu A and Flu B tests, we combined the development of the two assays into a unique RAMP test to detect either Flu A or Flu B in a single test cartridge. In December 2006, we announced plans to initiate a multi-centre clinical study of our RAMP Flu A and Flu B tests during the current influenza season. In June 2007, we announced that we had filed a United States Food and Drug Administration (“FDA”) 510(k) submission seeking clearance to market a rapid influenza A+B test in the United States. In November 2007, we announced that we were collecting additional non-clinical data to support our U.S. FDA submission.

In December 2006, we transitioned our development partnership with 3M into a worldwide, exclusive agreement to pursue the development and commercialization of diagnostic products targeting hospital- and community-acquired infectious diseases using our RAMP testing platform. As part of this collaboration, 3M made an investment in our Company of $9,174,400 (US$8,000,000), before share issuance costs of $44,561, for net proceeds of $9,129,839 comprising of 14,797,419 shares at a price of $0.62 per share. Under the terms of the agreement, we are responsible for development and manufacture of the RAMP-based products, while 3M is responsible for all sales, marketing and distribution of the infectious disease tests. 3M will pay us a transfer price for the components of the RAMP technology produced by us (principally, readers and individual test cartridges) and will finance the development of future RAMP-based products in the infectious disease area. Initially, 3M will market a rapid test for Flu A+B that was developed on our RAMP platform.

On Site Environmental Testing

Following uses of anthrax as a weapon for terrorist attacks in the United States in October 2001, we saw an opportunity to adapt the RAMP technology for the rapid detection and identification of agents used in acts of bioterrorism and initiated development of a test for the rapid, on-site detection of Bacillus anthracis, the causative agent for anthrax ("Anthrax Test"). Development of the Anthrax Test was substantially completed in April 2002 following successful initial validation by the Maryland State Department of Health where testing confirmed that the RAMP Anthrax Test could reliably detect anthrax spores at levels lower than an infectious dose of 10,000 spores. These results were supported by further independent testing conducted by Defense Research and Development Canada in Suffield. The Anthrax Test was launched commercially in May 2002. In September 2006, the Company's RAMP Anthrax Test was the first and only biodetection technology approved for field use by first responders in the United States for the detection of anthrax in an independent testing program conducted by Association of Analytical Communities International (“AOAC”) and sponsored by the U.S. Department of Homeland Security. Since then, we have commercialized tests for ricin (“Ricin Test”), botulinum toxin (“Bot Tox Test”) and orthopox (including smallpox) (“Pox Test”), three priority bio-threat agents. Commercial sales of the Ricin Test and the Bot Tox Test commenced in November 2002 and the Pox Test was launched in May 2003.

In June 2003, we began development of a test to detect the presence of West Nile Virus in mosquitoes and certain birds, common carriers of the virus. Following verification testing of the product at the Canadian National Microbiology Laboratory and the United States Centers for Disease Control in late summer 2003, and field-testing of the product in Pennsylvania in the fall of 2003, we introduced the RAMP West Nile Virus Test to the market in November 2003.

Collaborative Research

From time to time, various third parties (primarily medical diagnostic companies) have approached us to request that we develop RAMP tests for certain specific indications. In many cases, these indications have been outside of our own product development efforts. Nevertheless, we have, where thought appropriate, agreed to conduct initial feasibility research on behalf of these third parties, provided that the third party funds the costs of the research. Upon completion of the research project and depending on the results, we may explore the merits of developing the product opportunity with the third party. In fiscal 2000 and 2001, these collaborative research arrangements represented 100% of our total revenues, whereas for fiscal 2002, 2003, 2004, 2005, 2006 and 2007 they represented approximately 19.7%, 35.5%, 20.5%, 11.5%, 14.3% and 12.9% of our total revenues respectively.

As described above, under “POC Clinical Diagnostics”:

  in October 2004, we entered into a development agreement with Shionogi of Japan to develop a rapid quantitative RAMP test for BNP and, in May 2006, announced that Shionogi had secured regulatory clearance to market the test in Japan. We sold our first Readers and BNP tests for commercial sale in Japan in July 2006;

  we obtained a non-exclusive license from Roche Diagnostics whereby we are developing and planning to develop and commercialize a RAMP NT-proBNP Test to assist in the diagnosis and management of congestive heart failure. In December 2006, applications for market clearance were submitted in the U.S. and Canada, and CE marking was obtained. Commercialization of the product in the EU was initiated in January 2007;

  we entered into a co-development agreement with 3M in November 2004 whereby 3M paid us milestone- based fees to develop a RAMP Staph A Test; and,

  in December 2006, we transitioned a development partnership with 3M focused on Staph A testing into a worldwide, exclusive agreement with 3M through its medical division to pursue the development and commercialization of diagnostic products targeting hospital- and community- acquired infectious diseases using our RAMP® testing platform.

REVENUE BREAKDOWN

The following tables provide a breakdown of our total revenues by geography and product category respectively for the years ended December 31, 2007, 2006, and 2005:

Revenue by Geography

Country / Region	2007 ($)	2006 ($)	2005 ($)
Canada	394,891	469,013	186,593
United States	1,605,609	2,010,682	2,202,424
Asia	1,267,473	1,638,262	1,011,115
Europe	623,126	227,357	79,540
Other	193,017	74,744	10,008
Total	4,084,116	4,420,058	3,489,680

Revenue by Category

Category	2007 ($)	2006 ($)	2005 ($)
Clinical products	2,222,642	2,356,187	738,456
Biodefense products	827,971	784,118	1,642,705
Vector products	506,631	646,032	707,477
Total product revenues	3,557,244	3,786,337	3,088,638
Contract	526,872	633,721	401,042
Total	4,084,116	4,420,058	3,489,680

Contract revenue was generated primarily through contract research and development fees paid by third parties through collaborative arrangements. Research arrangements typically involved investigating the feasibility of developing certain clinical or environmental diagnostic tests utilizing the RAMP System.

Our revenues are affected by seasonality, including governmental budget cycles, competition and a variety of other factors, see “Risk Factors”.

THE RAMP® TECHNOLOGY

RAMP is a platform technology that combines a sensitive, portable fluorescence detection system with simple lateral flow immunoassays. Although lateral flow immunoassay technology has been available for over 25 years, the market for early generation rapid immunoassays has been limited by their inability to provide the accurate, quantitative results required by the majority of test situations.

RAMP maintains key positive attributes of lateral flow immunoassays - simplicity, specificity, reliability and rapid results – but includes a method to overcome the performance limitations of early generation immunoassays that suffer from relatively poor sensitivity and accuracy. By introducing a population of known antibodies that are impacted by the same conditions as the test antibodies, the ratio of a measurement of the two sets of antibodies effectively factors out uncontrolled variability, thereby providing an accurate result. Furthermore, the use of a fluorescent label in the cartridge combined with a custom optical scanner in the Reader results in what is believed to be a reliable and sensitive detection system. The RAMP System has demonstrated its capability to detect and quantify a wide variety of analytes with sensitivity and accuracy comparable to centralized lab systems.

Minimal training is required to use the RAMP System. A test is performed by adding a liquid sample (e.g., blood, urine, saliva, water, or proprietary buffer) containing the analyte of interest (e.g., myoglobin, anthrax spores) to the sample well of a Cartridge. The Cartridge is then inserted into the Reader, which scans the test strip and typically provides the result in less than 20 minutes. In the absence of rapid on-site and POC test results, health care providers and first responders may be forced to wait up to three days for a confirmatory result from a government- or hospital -run lab.

POC CLINICAL DIAGNOSTICS MARKET

In vitro diagnostics (“IVD”) are reagents, instruments and systems used for diagnosis of disease or other conditions by testing and reporting the level of various substances in fluids taken from the body such as blood, mucous, and urine. IVD tests are routinely performed in centralized laboratories. POC testing is a segment of IVD that moves the detection and reporting functions of diagnostic tests from the central lab to locations closer to the patient. POC testing can offer clinicians and patients the advantage of rapid results. The cost savings and improved outcomes that can come from a more rapid test result are drivers of growth in the POC testing market.

POC testing frequently employs portable devices, and single-use test cartridges or dipsticks. POC tests are performed in a wide range of settings including clinics, physician offices, operating rooms, emergency departments and patients’ homes - anywhere that a patient or physician can benefit from a rapid test result to guide medical care. They have a simple format, require minimal sample manipulation, produce results quickly and can be used by non-laboratory personnel with minimum or no training. There are more than 250 immunoassay-based tests for areas such as cardiac markers, hormones, therapeutic drugs, infectious diseases and cancer. Nonetheless, the quantitative immunoassay-based segment of the IVD market remains relatively untapped by POC products. The primary reason for this has been the inability of POC immunoassay tests to provide levels of accuracy and precision that the majority of test situations require. Consequently, immunoassay-based medical tests that require precise quantification of target analytes have largely remained the domain of laboratory-based analyzers. Based on the success of first generation POC tests, we believe there is significant demand for a quantitative POC platform that provides results similar to laboratory-based analyzers.

OUR CARDIOVASCULAR TESTING PRODUCTS

The major focus of our development programs has been clinical tests for the quantification of cardiac markers. Cardiac markers are biochemical substances that are released by the heart after it has been stressed. Elevated levels of these markers can be indicative of a heart attack. There are three primary markers for the detection of a heart attack: myoglobin, CK-MB, and troponin-I. Response has developed POC tests for each of these markers which are presently sold worldwide through our distributor network.

After developing the RAMP Reader and Myoglobin Test, we submitted the Reader and the test to the FDA for review and approval in May 2001. Clearance was subsequently obtained in January 2002. As a consequence, our myoglobin assay has been available for commercial sale in the U.S. since early 2002. Based on the outcome of this approval, we then focused throughout the remainder of 2002 and 2003 on developing and preparing the two subsequent tests, CK-MB and troponin I, for submission to the FDA. We completed our clinical trial studies for these two tests in the fall of 2003 and submitted our data for FDA clearance in December 2003. Clearance was subsequently obtained in May 2004. In December 2007, we completed development of a second-generation higher throughput RAMP Reader and submitted our data for FDA clearance in February 2008.

Recognizing that testing for congestive heart failure (“CHF”) had become a critical complement to cardiac testing (i.e., for heart attacks), we secured a license from Shionogi in October 2004 to develop a rapid quantitative RAMP test for BNP, a key CHF marker, in Japan. In July 2005, we secured a license from Roche Diagnostics to develop, manufacture and sell POC tests for the detection of NT pro-BNP in markets where we do not sell RAMP BNP Tests. In May 2006, we announced that Shionogi had secured regulatory clearance to market the BNP test in Japan, following which initial sales occurred in July 2006. In December 2006, the RAMP NT-proBNP Test was CE marked for sale in Europe and a 510(K) application was submitted to the FDA for clearance to market the test in the U.S. As at March 31, 2008, the most recent requested information was being compiled for submission.

Overview of Cardiac Marker Testing

Serial measurement of biochemical markers is now universally accepted as an important determinant in the diagnosis of a heart attack. The ideal cardiac marker is one that has high clinical sensitivity and specificity, appears soon after the onset of a heart attack, remains elevated for several days following a heart attack, and can be assayed with a rapid turnaround time.1 Today, there is no single marker that meets all of these criteria, thus necessitating testing for multiple cardiac markers. The biochemical markers that are commonly used by physicians to aid in the diagnosis of a heart attack are myoglobin, CK-MB, troponin I, and troponin T. As seen in the figure below, cardiac markers follow a specific, predictable pattern of release kinetics following a coronary event. The differences in the time that it takes each marker to reach peak concentration has made it common practice for clinicians to make use of at least two different markers in tandem, an early marker such as myoglobin and a later one such as troponin I.

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1 Adams JE, III., Clin Chem Acta, 1999

Release of Cardiac Markers into the Bloodstream Following a Heart Attack2

The turn-around times (“TAT”) for results from a hospital lab can vary from as little as thirty minutes to more than two hours due to the necessity of test ordering and specimen collection, specimen transport, sample preparation, test completion and reporting. In rural settings and physicians’ offices, the TAT can be many hours or even days. Evidence-based clinical practice guidelines recommend that the results from cardiac marker testing be available within 60 minutes of patient presentation and ideally within thirty minutes. POC testing with products such as RAMP could provide doctors with the information they need to diagnose and treat heart attack patients in a much shorter timeframe (i.e., less than 20 minutes from blood draw to result). In most cases, this is more likely to be within the critical window of time to minimize irreversible heart damage or death. The RAMP System is expected to aid in the diagnosis of heart attack by enabling physicians to easily and frequently monitor changes in the levels of a patient’s cardiac markers. Early access to this information enables physicians to use accelerated care protocols, which are intended to drive earlier and better treatment decisions. According to statistics published by the U.S. Centers for Disease Control and Prevention (“CDC”), approximately 6 million people visit U.S. hospital emergency departments (“EDs”) each year with complaints of chest pain, a primary symptom of heart attack.

Overview of CHF Testing

Congestive heart failure (“CHF”) is a chronic, progressive disease in which the heart muscle weakens and becomes impaired, thus impeding the heart's ability to pump enough blood to support the body's metabolic demands.

CHF is the only cardiovascular disorder to show a marked increase in incidence in the past 40 years and it is expected to continue rising due in part to the aging population and better survival prospects of patients with other cardiovascular diseases.3 Many patients hospitalized with acute CHF will be re-admitted to the hospital with repeat incidence of the disease.

Previous methods for the diagnosis and assessment of CHF, which include physical examinations and chest x-rays, are not usually conclusive, making accurate diagnoses difficult. The introduction of testing for BNP and NT-proBNP dramatically changed the ability of physicians to make a qualified diagnosis and monitor the success of treatment because the level of these molecules is elevated in the blood when the heart is forced work harder. These tests have proven to be more accurate than any other single physical or laboratory gauge of heart failure.4 Both BNP and NT-proBNP are fragments of proBNP, a neurohormone that is released by the heart in response to increased blood pressure and volume overload causing stretching of the ventricular muscle of the heart during heart failure. Both of these markers are elevated in the blood during heart failure and are sensitive and specific indicators of

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2 Wu AHB, Introduction to Coronary Artery Disease (CAD) and Biochemical Markers, 1998.
3 McCullough, PA, Nowak, RM, McCord J, et al. B-type natriuretic peptide and clinical judgment in emergency diagnosis of heart failure. Clin Inv Rep. 2002;106:416-422.
4 http://www.stjohnsmercy.org/healthinfo/newsletters/heart/Aug02.asp congestive heart failure. Currently, we believe there are a total of two POC BNP and two POC NT-proBNP assays cleared by the FDA for aiding in the diagnosis of heart failure.

OUR INFECTIOUS DISEASE TESTING PRODUCTS

In November 2004, we began development of a rapid test for Staphylococcus aureus (“Staph A”) in collaboration with 3M Company (“3M”). In reviewing all opportunities to best build the infectious disease business, 3M determined that market conditions were not optimal for the Rapid Staph A test and that resources would be better utilized by focusing efforts on markets of greater opportunity; therefore in November 2007 it was announced that development work for Rapid Staph A had been put on hold and we were substituting other opportunities with greater market potential. Should market conditions change, the Rapid Staph A initiative can be revisited at that time. Both companies remain committed to development of tests in the infectious disease area with priority to large and growing markets in which 3M can maximize its marketing strengths.

In October 2005, we started development of a high-sensitivity, rapid test for the detection of influenza A (“Flu A") following initial results that suggested a RAMP Flu A Test could be capable of producing highly sensitive and reliable information that was not yet available in commercially available rapid immunoassays. In November 2005, we began development of a test for the detection of influenza B (“Flu B”). In March 2006, following additional market research and independent confirmation of the performance of our Flu A and Flu B tests, we combined the development of the two assays into a unique RAMP test to detect either Flu A or Flu B in a single test cartridge. In December 2006, we announced plans to initiate a multi-centre clinical study of our RAMP Flu A and Flu B tests during the current influenza season. In June 2007, we announced that we had filed a United States Food and Drug Administration (“FDA”) 510(k) submission seeking clearance to market a rapid influenza A+B test in the United States. In November 2007 we announced that we were collecting additional non-clinical data to support our U.S. FDA submission. As at March 31, 2008, we had supplied the FDA with all requested information and are awaiting feedback.

Overview of Infectious Disease Testing

Influenza A + B (Flu A+B)

Influenza viruses (“Flu”) cause seasonal epidemics associated with high morbidity and mortality, especially affecting those with underlying medical conditions and the elderly.5 Flu is characterized by rapid start of high fever, chills, myalgia, headache, sore throat, and cough. However, even during periods of large outbreak, clinical diagnosis can be difficult due to the presence of other respiratory viruses.6 The rapid and accurate diagnosis of Flu is important for determining appropriate treatment strategies and decreasing unnecessary use of antibiotics.7 The laboratory diagnosis of Flu infections is based on either detection of the Flu virus directly or isolation of the virus in cell culture, or detection of nucleic acid by polymerase chain reaction (“PCR”), each of which can take several hours to days before results become available.

With the recent development of different treatments for Flu A and B and the need to begin therapy within the first 48 hours of infection8, the demand for rapid and accurate Flu tests has grown. Being able to rapidly identify patients with Flu at the clinic or hospital allows sites to reduce infections occurring in hospitals and reduces the amount of unnecessary or incorrect treatment and administration.

Most of the rapid Flu tests on the market are qualitative strip tests that produce a change in color if the Flu virus is present in sufficient quantities. Several independent evaluations demonstrate the limited clinical sensitivity or ability to detect small amounts of the Flu virus, of the current, commercially available rapid Flu tests.9 10 11 12 While

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5 Nicholson KG, Wood JM, Zambon M (2003) Influenza. Lancet 362:1733– 1745.
6 http://www.cdc.gov/flu/about/qa/disease.htm.
7 http://www.cdc.gov/flu/professionals/treatment/0506antiviralguide.htm.
8 http://www.cdc.gov/flu/keyfacts.htm.
9 Fader RC. Comparison of the BinaxNOW Flu A Enzyme Immunochromatographic Assay and R-mix Shell Vial Culture for the 2003-2004 Influenza Season. Journal of Clinical Microbiology, December 2005;43(12), 6133-6135.
10 Landry ML, Cohen S, Ferguson D. Comparison of BinaxNOW and Directigen for rapid detection of influenza A and B. Journal of Clinical Virology. 2004, 31, 113-115.
11 Weinberg A, Walker ML. Evaluation of Three Immunoassay Kites for Rapid Detection of Influenza Virus A and B. Clinical and Diagnostic Laboratory Immunology. March 2005, 367-370.
12 Storch GA. Rapid diagnostic tests for influenza. Current Opinion in Pediatrics 2003, 15:77-84.

the specificity, or ability to detect the Flu correctly, if in sufficient quantity, of these rapid tests is generally high (median 90–95%), their limited sensitivity and false negative results remain a major concern.

MARKETING PLAN

Our RAMP cardiovascular tests are intended for use primarily in hospital emergency rooms, laboratories and walk-in clinics around the world. We have obtained clearance to market these tests in the U.S., Canada, the European Union, and China in addition to other, less regulated, jurisdictions. Our Japanese sales and marketing partner, Shionogi, has obtained clearance to market our BNP test in Japan and commenced sales in July 2006. The RAMP NT-proBNP test was CE marked for sale in Europe and a 510(K) application is under review by the U.S. FDA for clearance to market in the U.S.

In late 2005, we decided to move from a hybrid approach of a small direct sales force combined with sales and marketing partners to the exclusive use of specialty distributors, supported by our own sales managers. These distributors use their existing networks and resources to distribute and market RAMP products to end-users in geographical and customer segments in which they have a presence or expertise. We currently have agreements with three such distributors that sell our RAMP products in the U.S. These distributors are supported by three U.S. regional sales managers employed by us. We also have agreements with more than 10 regional distributors that sell RAMP products in China, Korea, Turkey, India, Russia, Croatia, Iran, Slovenia, Australia, Malaysia, Bangladesh, Belarus, Switzerland, France, Italy, the United Kingdom, the United Arab Emirates and Arab states that are supported by our international sales manager.

In December, 2006 we entered into a strategic alliance with the Medical Division of the 3M Company, whereby 3M has exclusive rights to sell and market RAMP tests for the detection of hospital- and community-acquired infectious diseases with the exception of sexually transmitted diseases.

We are in discussions with large companies capable of marketing our cardiovascular products on an international basis. However, we have not signed any other distributors or marketing partners for our clinical products at the present time, other than as described above, and there is no guarantee that any additional distributors or partners can be secured on acceptable terms, see “Risk Factors”. The distributors we have signed for our cardiac tests would not necessarily be capable of selling into other segments of the clinical markets.

Generally, RAMP clinical products will be targeted in the two major locations at which clinical or human health POC testing is currently being used or is likely to occur, namely:

1.

Hospital POC market: Examples of tests in this market include tests for diagnosing heart attacks, CHF, blood clots, stroke, infectious disease, and therapeutic drug monitoring for use in emergency rooms, operating suites, intensive care units, intermediate care units, recovery units, general wards, outpatient clinics, nursing homes and emergency transport services; and,

2.

Physicians office and satellite facility market : Examples of tests in this market include tests for diagnosing heart attacks, CHF, infectious diseases and wellness for use in physicians' offices, walk-in clinics, and outpatient surgery centers. In the U.S., this market is limited until products are CLIA-waived, meaning that the test can be performed by any healthcare professional.

Today, our tests are largely conducted in hospitals except for in Japan where the primary target users are physicians’ offices.

COMPETITION

The medical POC test market is comprised of five basic segments: clinical chemistry, hematology, immunoassay, blood glucose and urinalysis, plus miscellaneous other tests. Dozens of companies sell qualitative POC tests in these segments. Few companies however, participate in the quantitative POC immunoassay market. The following table summarizes our key known competitors in the POC testing market.

Competitors in Medical POC Testing Markets

Company	Test Market Segment
	Cardiac Markers	CHF Marker	Drugs of Abuse	Flu and Infectious Disease	Pregnancy / Ovulation	Blood Gases/ Electrolytes	Coagulation
Biosite Diagnostics Inc.	x	x	x
Abbott Point of Care Inc.	x (1)	x				x	x
Dade Behring	x	x
Nanogen Inc. (2)	x	x
Roche Diagnostics (3)	x	x
Mitsubishi Chemical Corporation (4)	x	x
Becton Dickinson Corporation (5)				x
Binax, Inc. (5)				x
Quidel Corporation (5)				x	x
(1)	Only Troponin I and CK-MB cardiac tests at this time.
(2)

Nanogen purchased the cardiac testing business from Spectral Diagnostics Inc. in February 2006 . All of the cardiac marker tests known to be offered by Nanogen are qualitative – i.e. they do not provide a numerical result, but rather are visually read. The NT -proBNP test offered by Nanogen is limited its clinical range and requires a plasma sample. This leads to significant processing of the blood prior to testing.

(3)

The Cardiac Reader measures Troponin T rather than TnI and does not measure CK-MB. This platform uses semi-quantitative technology. This limits the upper end of their NT -proBNP assay to only 20% of the entire clinical range.

(4)	Mitsubishi Pathfast weighs 33kg, which for some would not be considered a POC system but rather a small laboratory analyzer.
(5)	These companies sell rapid Flu tests that are visually read, require precise timing and do not require an instrument

Certain of the competitors listed in the table above have stated their intention to broaden their category offerings. In addition to the key competitors listed above, we believe that each of the major diagnostics companies has an active interest in POC testing and, as well as being potential competitors, are also potential business partners.

Biosite Diagnostics Inc. (“Biosite”) has sold a three-in-one quantitative immunoassay and reader system for cardiac markers (CK-MB, troponin I and myoglobin) since 1999 and is currently one of the leading participants in quantitative POC cardiovascular testing on the basis of market share, revenues and technology. In 2007, Biosite was acquired by Inverness Medical Innovations Inc. in a transaction valued at $1.68 billion. Based on published list prices for the Biosite products and data from the recently completed multi-site clinical study entitled “Evaluation of the RAMP® CK-MB & RAMP Cardiac Troponin I Assays Versus The Biosite® Triage® Cardiac Panel, as Compared to the Dade Dimension Rxl System, Using Whole Blood From Normal Subjects and Patients with Symptoms of Suspected Acute Myocardial Infarction”, we believe that RAMP has several advantages over the competing Biosite products including product performance and menu flexibility.

Since 2003, Abbott Point of Care, (formerly iStat Corporation) has sold a 10-minute Troponin I test for use on the i-STAT Portable Clinical Analyzer, a biosensor based technology. In 2005, Abbott Point of Care launched a CK-MB test and in 2006, launched a point-of-care BNP test. In addition, Abbott Point of Care offers several tests for other markers in whole blood, predominantly electrolytes and blood gases.

Quidel Corporation has sold rapid, qualitative tests for the detection of Flu A and B since late 1999 and their QuickVue® Influenza A+B test since late 2003. In December 2007, Quidel announced the launch of a pilot program with Roche Diagnostics in the U.S. to utilize together the QuickVue Influenza A+B test and Tamiflu, an oral antiviral flu medication, in select U.S. markets. Binax, Inc., a division of Inverness Medical, Inc., has been selling Flu A and Flu B tests under the BinaxNOW® brand since 2002 and a combined Flu A + B test since 2004. Both of these tests have received CLIA Waived status which allows for their use in physician office laboratories. Other tests available include ZymeTx Inc. (CLIA Waived), Becton-Dickinson and Thermo Electron Corp., which produce rapid Flu A+B tests that are not currently CLIA Waived.

Other technologies that may compete against RAMP in the future by delivering highly sensitive, quantitative results, for some POC tests include immunosensors or biosensors and nanotechnology-based approaches. Biosensor methods use specific binding molecules such as antibodies to generate a measurable signal as a direct result of binding to their target molecule (or analyte). These technologies are extremely complex and have been under development for many years with limited commercial success to date. Although methods of testing using biosensors and nanotechnology can be fast, they generally suffer from a significant lack of accuracy, repeatability and reliability, and can be expensive to produce. Biosensors are now in limited use for selected diagnostic applications, most notably for blood glucose monitoring. Nanotechnology is a relatively new and growing field that deals with the use of inert micro-etched wafers, or chips, to provide templates for chemical, biochemical, and biological processes.

Much of the research effort for recent diagnostic testing has been directed toward the development of DNA hybridization probe tests. These tests identify specific gene sequences that can be associated with certain genetically based disorders, infectious diseases and the prediction of predisposition to certain medical conditions such as cancer. Several companies, such as Becton-Dickinson and Gen-Probe Inc. are now marketing specific probe tests for infectious diseases such as tuberculosis, hepatitis, Legionnaires disease and vaginitis. DNA probe technology is useful for gene markers that have been shown to be associated with specific disease states or clinical conditions. Although more useful gene sequences are being discovered all the time, we believe they will not displace the need for high-sensitivity immunoassays; there is, for instance, no genetic change when a person has a heart attack. In addition, the RAMP format may be applicable to hybridization probe methods if a need is found for these tests to be quantitative and at the POC.

An emerging and potentially eclipsing application of genetic testing is the blood virus screening market. Currently, most tests for infectious diseases, such as AIDS, (HIV-1 and HIV-2) and Staph A, detect antibodies to the virus in the patient, which indicates exposure. While direct virus tests are not sensitive enough, genetic tests with amplification, such as polymerase chain reaction, may provide a sensitive and effective means to detect virus infection before the antibody levels rise.

REGULATORY APPROVAL

The FDA, Health Canada and comparable agencies in foreign countries impose substantial requirements upon the development, manufacturing and marketing of drugs and medical devices through the regulation of laboratory and clinical testing procedures, manufacturing, marketing and distribution by requiring labeling, registration, notification, clearance or approval, record keeping and reporting, see “Risk Factors”.

Prior to sale in the United States, RAMP clinical products will typically require pre-marketing approval through a filing with the FDA called a 510(k) submission. A 510(k) submission claims substantial equivalence to a similar, previously cleared product known as a “predicate device” and minimally takes about 100 days for approval once a submission is made. Some RAMP tests may have applications, intended uses or detect analytes for which there are no equivalent products on the market. In such cases, the test will require pre-market approval (“PMA”), a process that requires clinical trials to demonstrate clinical utility, as well as safety and efficacy of the product. Including clinical trials, the PMA process can take up to two years.

Marketing clearance for the RAMP Myoglobin Test and RAMP Reader was received in 2002. Marketing clearances for the RAMP CK-MB Test and the RAMP Troponin I Test were received in May 2004. The 510(k) for the RAMP NT-proBNP Test was submitted in December 2006 and, in June 2007, we submitted a 510(k) for the RAMP Influenza A+B Test.

For our products to be sold in the physicians’ office lab market in the U.S., we will need to obtain waiver status under the Clinical Laboratory Improvement Amendments of 1988 (“CLIA”). A CLIA-waived test is a test that employs methodologies that are so simple and accurate as to render the likelihood of erroneous results negligible and/or pose no reasonable risk of harm to the patient if the test is performed incorrectly.

In Canada, in vitro diagnostics are regulated by the Therapeutic Products Directorate of Health Canada (“TPD”) and are licensed for sale through submission to the TPD. The timeline for approval is similar to that of the FDA’s 510(k) process. As of January 2003, all new and existing class II, III and IV Medical Device Licenses (“MDL”) in Canada also require a valid ISO 13485 or ISO 13488 Quality System Certificate from a registrar recognized by the Canadian Medical Devices Conformity Assessment System (“CMDCAS”). We achieved registration to the ISO 13485:2003 standard in April 2004. An MDL was issued for the Myoglobin Test and Reader in 2002. MDLs were received for the RAMP CK-MB Test and RAMP Troponin I Test in August 2004; for the RAMP NT-proBNP Test

in June 2007, and for RAMP liquid cardiac marker controls used by laboratories to verify kit performance and user technique. These controls are manufactured for Response by a U.S. company who holds the 510(k) clearance with the FDA

In Japan, both a manufacturer’s establishment license and a product license from the Ministry of Health, Labor and Welfare (“MHLW”) are required prior to sale. The entire process takes approximately 9 to 12 months. In March 2005, our representative in Japan filed regulatory submissions with the MHLW for marketing authorization for the RAMP cardiac products. As of April 1 2005, the process underwent a major revision and the new licensing regulations include the requirement to contract with an in-country certified Japanese Marketing Authorization Holder (“MAH”) to be responsible for the safety and quality of the product in Japan. We received regulatory approval for the cardiac products in 2006 but have not yet contracted with an MAH or a distributor for the cardiac products in Japan.

As of December 7, 2003, all medical devices sold in the countries of the European Union (“EU”) are required to be compliant with the EU In-Vitro Diagnostic Directive (“IVDD”). All new in-vitro diagnostic devices must bear a mark, called the CE Mark, to be legally marketed in the EU after that date. The regulatory requirements for marketing are based on the classification of the individual products and EU member countries are not allowed to impose any additional requirements on medical device manufacturers other than the language used in product labeling. In April 2003, we fulfilled the requirements of the IVDD Essential Requirements for the three RAMP cardiac tests and Reader; and in December 2006, we fulfilled the IVDD requirements for the NT-proBNP test. Through the EC Declaration of Conformity, we are entitled to apply the CE Mark to these products. Due to the classification of these test types, this process allowed a self-declaration. In December 2006, we added the RAMP NT-proBNP Test to our EC Declaration of Conformity as well as the RAMP liquid cardiac marker controls used by laboratories to verify kit performance and user technique. As with the FDA, future RAMP tests may have different classifications which would require ISO 13485 registration as well as a technical file review by a registration organization, known as a Notified Body, prior to authorization to apply the CE Mark.

In other parts of the world, the regulatory process varies greatly and is subject to rapid change. Many developing countries only require an import permit from their own government agency or proof of approval from the regulatory agency in the manufacturer’s country of origin. We require our marketing and distribution partners to ensure that all regulatory requirements are met in order to sell RAMP tests in their respective territories. In June 2004 and November 2004, our distributor in China received regulatory clearance to market the RAMP Reader and three RAMP cardiac marker tests. In December 2007 this distributor received clearance to market the RAMP NT-proBNP Test. In February 2005, our distributor in Russia received regulatory clearance to market our RAMP Reader and RAMP cardiac marker tests.

Clinical consultants are used to support in-house resources where necessary to develop protocols and prepare regulatory submissions for government agencies such as the FDA and the TPD. We completed multi-center clinical trials for the RAMP Myoglobin Test and the RAMP Reader in 2001, for the RAMP CK-MB Test and the RAMP Troponin I Test in November 2003, for the RAMP NT-proBNP Test in November 2006 and for the Flu A+B test in May 2007.

ON-SITE ENVIRONMENTAL TESTING MARKET

Environmental tests are generally considered to be products and services used to detect and quantify substances and microbes in the environment that have potentially harmful effects to humans. We participate in two distinct areas of the environmental market. The first is biodefense, where RAMP products are used for the detection and identification of threatening biological agents, and the second is the vector infectious disease testing market, where a RAMP product is used, for example, to test samples from mosquito pools for West Nile Virus to monitor the threat to humans.

BIODEFENSE MARKET

We have developed and are selling RAMP tests for the rapid detection and identification of anthrax, ricin, botulinum toxin and pox. Our target market for our RAMP Biodefense tests is primarily public safety institutions (or "first responders") such as fire and police departments, military installations, emergency response teams and HAZMAT (hazardous materials) units. Government agencies and corporations that handle mail are also candidates for an on-site test for anthrax. The rapid detection and identification of biological agents is an important capability affecting the management of a bioterrorism event, forming the basis of emergency response, medical treatment and consequence management. In addition, the rapid identification of biological agents facilitates the quick dismissal of hoaxes and panic-based reports, thereby reducing the logistical burden on first responders who will be required to maintain a higher level of preparedness than in the past. The increased desire to be prepared for potential terrorist attacks, particularly on the part of the U.S. government, is evidenced by numerous initiatives, including the creation of the U.S. Department of Homeland Security (“DHS”) in the aftermath of the terrorist attacks on September 11, 2001. The first priority of the DHS is to protect the United States against further terrorist attacks. Component agencies analyze threats and intelligence, guard borders and airports, protect critical infrastructure, and coordinate the response of the U.S. for future emergencies.

In recent years, we have found that significant funds and government focus appear to have been diverted away from anti-terrorism activities toward other human safety issues. The Homeland Security Commercial Equipment Direct Assistance Program (CEDAP) is a direct assistance program operated by the DHS Preparedness Directorate, Office of Grants and Training to assist smaller communities in acquiring and using commercially available equipment to prevent, deter, and respond to terrorist attacks. We are participating in this program. We do not, however, know how these factors will impact demand for our biodefense products going forward.

MARKETING PLAN

We market and sell our biodefense products through a network of regional distributors in the United States, and country-specific national distributors in certain other countries. These efforts are supplemented by direct sales in some geographical territories. Since October 2002, RAMP biodefense systems have been sold in Canada, the United States, Saipan, Guam, Japan, Italy, Australia, Ireland, Israel, Korea, China, Singapore and the United Arab Emirates. Customers include UNMOVIC, the United States Air Force, the United States Army, Canadian Department of Defense, Health Canada, and the Royal Canadian Mounted Police. RAMP Systems are being used in major U.S. markets including Chicago, Orlando, Philadelphia, Los Angeles, West Palm Beach, Atlanta, and Houston.

COMPETITION

The following table summarizes our known competitors in the rapid on-site environmental biodefense testing market (note that this table may not include all biological agents for which these companies may have tests):

Company	Biological Agent
	Anthrax	Ricin	Botulinum Toxin	Ortho -pox	Brucella	Plague	Tularemia	SEB
Alexeter Technologies LLC (1)	x	x	x	x	x	x	x	x
New Horizons Diagnostics	x	x	x			x	x	x
ADVNT Inc.	x	x	x			x		x
Idaho Technology Inc. (2)	x			x	x	x	x
Cepheid Inc. (3)	x			x		x	x	x
Smiths Detection BioSeeq™ (4)	x			x		x	x
(1)	Product includes a portable reader based on reflectance technology. Tests are manufactured by T etracore Technologies.
(2)	Product weighs 50 pounds and requires 650 Watts of AC power.
(3)	Product weighs 22 pounds not including computer, and requires 350 Watts of AC power and a minimum of 2.5 linear feet of bench space.
(4)	Product is a hand-held instrument.

A number of independent studies have been conducted on biodefense tests. The RAMP Anthrax Test has been evaluated at four sites in the United States and Canada: DRDC Suffield,13 a division of the Canadian Department of National Defense; the Maryland State Department of Health;14 Intertox Inc.,15 a Seattle-based public and occupational health firm; and, Edgewood Chemical Biological Center, part of the U.S. Army's Aberdeen proving ground, and more recently the AOAC testing.16 Data from these four evaluations show that the RAMP Anthrax Test meets or exceeds its product claims of reliably detecting less than 4,000 live spores, with 99-per-cent confidence in specificity. The CDC defines a lethal dose of anthrax as 10,000 spores. In November 2004, the RAMP System was the only commercially available rapid on-site anthrax detection system of those tested that met the new performance standards introduced by AOAC for rapid immunoassay-based anthrax detection systems and to receive the AOAC Official Methods Certificate 070403 stating that the RAMP Anthrax Test performed as we claimed and that we are authorized to display the AOAC Performance Tested certification mark. All other commercially available rapid on-site anthrax detection systems tested failed to meet the AOAC’s performance standard. A further intensive, independent field testing program conducted by AOAC and sponsored by the DHS, culminated in the announcement in September 2006 that our RAMP Anthrax Test is the first and only biodetection product approved for field use by first responders in the United States for the detection of anthrax. We currently have approximately 300 RAMP biodefense systems in field use by our customers, see “On-Site Environmental Testing Market, Industry Trends” and “Risk Factors”.

Other competitors include companies, including GenPrime and Scott Health and Safety, that sell products that allow the user to screen for biological materials, but do not identify a specific biothreat agent such as anthrax. We also believe that a number of diagnostics companies have an active interest in rapid on-site biodefense testing and have the potential to become either competitors or business affiliates.

REGULATORY APPROVAL

There are currently no regulatory approvals or clearances required to market on-site environmental biodefense tests in North America. There appears to be some support from the market for regulatory oversight of such testing, and regulatory agencies such as the FDA may in the future impose substantial requirements upon the development, manufacturing and marketing of devices through the regulation of laboratory and clinical testing procedures, manufacturing, marketing and distribution by requiring labeling, registration, pre-market notification, clearance or approval, record keeping and reporting. While additional regulatory requirements will make it more difficult for poorly performing products to participate in the market, they could also significantly increase the time and cost for companies to bring new tests to market, creating a barrier to entry.

The lack of regulatory oversight in the biodefense industry means there is virtually no independent data available for a customer to verify a manufacturer’s product claims. Since launching our Anthrax Test, we have received third party validation of the product’s performance, see “On-Site Environmental Testing Market, Competition”. However, currently, companies do not require any form of regulatory clearance to market handheld assays for the detection of biodefense threats such as anthrax, see “Risk Factors”.

The performance and field-testing programs conducted by the AOAC in 2004 through 2006 were developed in collaboration with and funded by the DHS. One of the goals of the testing programs was to develop industry performance standards. The final form and substance of these possible standards and the impact on the industry is currently unclear.

ENVIRONMENTAL INFECTIONS DISEASE TESTING MARKET

In June 2003, we began development and commercialization of our first product for the environmental infectious disease testing market, a rapid, on-site test to detect the presence of West Nile Virus in mosquitoes and certain birds, common carriers of the virus. Following verification testing of the product at the Canadian National Microbiology Laboratory and the CDC in late summer 2003, and field-testing of the product in Pennsylvania in the fall of 2003, we commenced commercial sales of the RAMP West Nile Virus Test in November 2003.

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13 Defence Research and Development Canada website, August 18, 2004.
14 Maryland State Department of Health website, August 18, 2004.
15 Intertox Inc. website, August 18, 2004.
16 The U.S. Army Aberdeen Proving Ground website, August 18, 2004.

West Nile Virus causes flu-like symptoms in humans and in certain circumstances can attack the central nervous systems leading to paralysis and death. By 1999, the presence of West Nile Virus was detected in North America in the New York City area. By the end of 2001, the virus had spread to 27 states with 66 confirmed human cases of illness, including nine deaths. During 2001, West Nile virus was detected for the first time in Canada.

Transmission of the disease to humans occurs when a mosquito bites an infected host, usually a crow or blue jay, and then in turn bites a human being. Very little West Nile Virus is needed to cause viral replication and manifest as symptoms in an infected person. In North America, West Nile Virus has a specific season, which begins around May and ends around September, when the temperature drops, and the mosquito population drops.

Market and Marketing Plan

Currently, public health management of West Nile Virus (“WNV”) is primarily handled through surveillance and testing for the virus in mosquito populations on a regional basis throughout North America. Testing protocols, if they exist at all, differ widely from region to region. When we entered the market in 2003, all WNV testing was performed using either a product called VecTest, an inexpensive, portable immunoassay that had been on the market since 2000, or laboratory-based PCR tests, which are considered the “gold standard” due to their accuracy. However PCR is relatively time-consuming (approximately 4 hours) and expensive (approximate cost per test of $80 - $120 and approximate system cost of $50,000 to $100,000). Conversely, VecTest has other performance disadvantages such as lesser sensitivity in detecting the virus in mosquitoes. The performance gap between VecTest and PCR afforded us the opportunity to introduce our RAMP System as an effective screening alternative.

The market for our West Nile Virus Test is comprised of the following end users: state public health/veterinary labs; mosquito control districts; and, universities. U.S. state government testing figures for 2002 - 2003 indicated that the average state tested approximately 3,500 mosquito pools and 1,000 birds. It is estimated that approximately 279,000 tests are performed throughout North America each year to screen for West Nile Virus. We launched our WNV Test expecting that initial sales would be derived from a mixture of both direct sales and sales generated via distribution partners. On December 1, 2003, we entered into a sole distribution agreement with ADAPCO Inc., the largest distributor of mosquito control products in the United States.

Despite concerns over a potential global avian flu pandemic, regular testing of bird flocks appears to be limited. We believe this to be in part due to a lack of clear responsibility for the funding and implementation of testing programs. We continue to evaluate the opportunity for an avian flu test, however there are no assurances that a sufficient market exists to justify the cost of commercialization.

Regulatory Approval

There is no regulatory clearance required for our RAMP West Nile Virus Test because it is only used for testing mosquitoes. If we develop a Flu A or H5N1 screening test for birds, it will require regulatory clearance in some countries, such as the United States, where such tests are regulated by the Center for Veterinary Biologics division of the Department of Agriculture.

OPERATIONS AND MANUFACTURING

We sell RAMP Systems for clinical and environmental use. A RAMP System consists of a Reader and Kits of applicable RAMP tests. Manufacturing of the Reader is currently outsourced to one of two electronics manufacturers that we have qualified, both located in British Columbia. We manufacture all Kits in-house in order to maximize return on investment, protect proprietary technology, and ensure compliance with government and internal quality standards. Kit manufacturing includes reagent and component production, cartridge assembly and final packaging.

Our current manufacturing capacity is approximately 45,000 tests per month. Scale-up plans have been developed to ensure that manufacturing capacity is available in advance of demand. We coordinate all support operations including customer support, technical and instrument service, production planning, shipping and receiving from our corporate headquarters in Burnaby, British Columbia. In May 2007, we entered into an agreement to lease a multiuse, 46,000 square foot facility in Vancouver, British Columbia. The facility is expected to house all of our operations beginning in April 2008 and allow us to achieve our projected manufacturing capacity targets during the term of the agreement. The initial term of the agreement is 15 years with two 5-year renewal options. In 2008, we project that we will achieve test production capacity of approximately 334,000 tests per month on a single shift with the installation of already purchased manufacturing equipment, approximately $2 million investment additional equipment, furniture and fixtures and the hiring of an additional 11 employees.

Where possible, we require distribution and marketing partners to provide a six-month rolling forecast in order to ensure timely and adequate product supply and to allow efficient production, materials, shipping and inventory planning, see “Risk Factors". We plan to meet cost and quality targets through strict scale-up validation procedures and by negotiating supplier agreements for key materials. Final packaging, inventory storage and product distribution to marketing partners will be managed in accordance with individual partner agreements.

The primary raw materials for a test cartridge consist of: antibody reagents, cellulous nitrate membrane paper and injected molded plastic parts to act as a housing for the cartridge assembly. Additionally there are several miscellaneous peripherals required to enable the test to be effective including a sample transfer device, for placing the sample being tested into the cartridge, for use with reagent-containing tips, and a solution for diluting the test sample. The antibody reagents are generally the most costly and critical component of a RAMP test and can account for in excess of 30% of the standard cost.

Suppliers

We own the design, molds and tooling for the RAMP Reader; however, we have them manufactured and supplied to us under contract. We have qualified two contract manufacturers located in British Columbia who can manufacture and assemble RAMP Readers to our specifications. One is currently supplying all of our Readers and we believe that it has the manufacturing capacity to meet our anticipated volume requirements in the future.

Most of the raw materials for the RAMP System are easily obtained or manufactured by a wide variety of suppliers and we maintain contact with alternative sources of supply, which we can turn to in the event parts are unavailable from our primary suppliers. As most of these raw materials are commodity items, they are generally available at prices and in quantities comparable to what we obtain from our primary suppliers. The main exceptions to this are the specific antibody reagents used for each test. Antibodies are often only available from a limited number of commercial sources and can vary widely in quantity, quality and expense, depending on the test. From time to time, antibodies can also be sourced from research, academic and government organizations. The performance characteristics of our tests will vary depending on the different antibodies used. Further, the antibodies are typically combined with a variety of reagents to enhance performance, shelf life, or stability of each test, not unlike the ingredients in a food recipe. A significant amount of our proprietary technology and know-how relates to the specific antibodies used in our tests and the additional mix of reagents used to enhance them.

In certain situations where we locate a particular antibody or other key reagent of importance, if we believe it is prudent to do so, we may consider entering into a supply contract with the reagent supplier to help ensure a more consistent and reliable supply of reagent material or inventory large quantities of the material if the cost is not prohibitive.

To mitigate the possibility that an antibody from one of our primary suppliers becomes unavailable, we periodically evaluate the availability of alternate suppliers. However, as the new antibody would have properties different from the previous one, considerable cost and effort would likely be required to optimize a new reagent mix such that the new test would meet the required performance levels, and further, there is no assurance we would successfully be able to develop a new test which would be commercially acceptable. In addition, an uncorrected impurity or variation in a raw material, either unknown to us or incompatible with our manufacturing processes could result in products that, if developed, may require us to enter into additional supplier arrangements for additional reagents to correct the variation or impurity. Consequently, a major interruption in the supply or the unavailability of a sole-sourced antibody would likely have a material adverse effect on our ability to manufacture these products until a new source of supply is located and sufficient development is conducted to commercialize the new test. If we are not able to enter into new supplier arrangements on commercially reasonable terms, or at all, there could be a material adverse effect on our ability to manufacture products, see “Risk Factors”.

Customer and Technical Services

For sales growth, we believe it is important to ensure that customer service and technical support for our products be provided at a level of excellence defined by the end customers. Customer service (order entry, product information, pricing and availability), conducted by trained and service-oriented representatives, is one of our goals in delivering RAMP products to customers.

Technical support includes providing the end-user with general information on the safe and effective use and application of the product. As part of our ongoing efforts to support our customers, we are developing a library of informational documents to assist clinical customers in implementation and maintenance of our test systems in accordance with local, state/provincial and national accreditation agencies. A formal procedure for recording, reviewing and responding to customers' technical questions, issues, or any problems that result in a customer complaint has been implemented under our Quality System. We maintain the required traceability of our products to the end user in the event we are required to institute a recall of any sort. In the event a potential liability arises as a result of a performance issue or failure of our RAMP tests in the field, we carry product liability insurance coverage that we believe is appropriate for our current business, see “Risk Factors”.

INTELLECTUAL PROPERTY

We rely on a combination of patents, trademarks, confidential procedures, contractual provisions and similar measures to protect our proprietary information. To develop and maintain our competitive position, we also rely upon continuing invention, trade secrets and technical know-how.

It has been our practice to periodically file for patent and trademark protection in the U.S. and other countries with significant markets, such as Canada, Western European countries, Japan and China. No assurance can be given that patents or trademarks will be issued to us pursuant to our applications or that our patent portfolio will provide us with a meaningful level of commercial protection. We file patent applications on our own behalf as assignee and, when appropriate, have filed and expect to continue to file, applications jointly with our collaborators. Our ability to obtain and enforce patents is uncertain and we cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us, see “Risk Factors”.

We hold an exclusive license to technology from the University of British Columbia which has resulted in one issued U.S. patent and three issued foreign patents. As of February 29, 2008, we have been issued an additional 3 patents in the U.S., and have been granted 1 patent in another country. These patents have expiration dates ranging from 2016 to 2022. These patents generally relate to our RAMP technology. We have pending applications for nine additional U.S. patents and numerous foreign counterparts as well as one pending patent filed with joint inventorship and assignment with one of our partners. We have 2 registered trademarks. We have also licensed technology from third parties on a non-exclusive basis to allow us to grow our business in specific areas. For example, we entered into a non-exclusive license agreement with Roche Diagnostics GmB (“Roche”) of Germany for certain intellectual property controlled by Roche, which enables us to develop a rapid test for NT-proBNP to assist in the diagnosis and management of congestive heart failure. We may require additional licenses for new products. Such licenses could include substantial up-front payments, as well as ongoing royalties on product sales.

We seek to protect our trade secrets and technology by entering into confidentiality agreements with employees and third parties (such as potential licensees, customers, strategic partners and consultants). In addition, we have implemented certain security measures in our laboratories and offices. Despite such efforts, no assurance can be given that the confidentiality of our proprietary information can be maintained. Also, to the extent that consultants or contracting parties apply technical or scientific information independently developed by them to our projects, disputes may arise as to the proprietary rights to such data.

PROPERTY, PLANT AND EQUIPMENT

Facilities

In September 2005, we moved our entire operation and currently occupy approximately 32,000 square feet in a multi-tenant facility located in Burnaby, British Columbia. We occupied this space pursuant to a sublease with the main tenant for which we paid $39,000 per month plus operating costs and taxes of approximately $23,000 per month. The term of the sublease expired on December 14, 2007, and was extended until March 31, 2008. In May 2007, we entered into an agreement to lease a multi-use, 46,000 square foot facility in Vancouver, British Columbia. The facility houses all of our operations as at the end of March 2008 and requires us to pay approximately $174,000 per month in rent and operating expenses beginning in February 2008. Initial capital modifications to the facility are being paid by the landlord and managed by the Company. The agreement has an initial term of 15 years with two 5-year renewal options. The average expected total rent and operating expenses over the initial term are approximately $240,000 per month. To secure the lease, we are required to maintain a security deposit with the landlord in the form of an irrevocable letter of credit in the amount of $871,000. For additional information regarding the productive capacity and extent of utilization of our current facility and our plans and projected capacity with respect to the potential new facility, see “Operations and Manufacturing”.

The majority of the research and development work conducted by us is performed in a biohazard level (“BL”) 1 laboratory. Certain of our activities, however, are performed in a BL2 contained laboratory, which has special ventilation requirements. The BL2 facility is certified on an annual basis in accordance with these requirements.

As part of our development and manufacturing process, biomedical waste, primarily in the form of blood samples, is generated. This material is sterilized and then disposed of through normal waste pickup. We do not handle or produce dangerous biological materials and there are no special environmental issues that affect our production capability.

Equipment and Other Property

As at December 31, 2007, we owned tangible fixed assets with a net book value of $5,047,991, consisting primarily of leasehold improvements totaling $2,490,308, manufacturing equipment and molds of $1,853,456, office furniture and equipment totaling $416,830, computer equipment of $201,280 and laboratory furniture and equipment totaling $86,117.

RISK FACTORS

The following discussion contains forward-looking statements regarding our Company, business, prospects and results of operations that involve risks and uncertainties. Our actual results could differ materially from the results that may be anticipated by such forward-looking statements and discussed elsewhere in this Annual Information Form. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this Annual Information Form. If any of the following risks occur, our business, financial condition or operating results could be harmed. In that case, the trading price of our common stock could decline.

Risks Related to Our Company

We need to raise additional capital to fund operations. If we are unsuccessful in attracting capital to our Company, we will not be able to continue operations or will be forced to sell assets to do so. Alternatively, capital may not be available to our Company on favorable terms, or at all. If available, financing terms may lead to significant dilution to the shareholders’ equity in our Company.

We are not profitable and have negative cash flow. Based on our current cash resources, expected cash burn, and anticipated revenues, we expect that we can maintain operations until July 2008. We need to raise additional capital to fund our operations. We have relied primarily on debt and equity funding to fund our operations and commercialize our products. Additional capital may not be available, at such times or in amounts, as needed by us. Even if capital is available, it might be on adverse terms. There can be no assurance that unforeseen developments or circumstances will not alter our requirements for capital. Any additional equity financing will be dilutive to our shareholders. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail one or more product development programs, attempt to obtain funds through collaborative partners or others that may require us to relinquish rights to certain technologies or product candidates, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets.

We may not be able to effectively and efficiently manage the planned growth of our operations and, as a result, we may find ourselves unable to effectively compete in the marketplace with our products resulting in lost revenue, poor operational performance and sustained losses.

We anticipate continued growth in the number of employees, the scope of the operating and financial systems and the geographic area of operations as new products are developed and commercialized. This growth will result in increases in responsibilities for both existing and new management personnel. Managing growth effectively will require us to continue to implement and improve operational, financial and management information systems, and to successfully attract, hire on favorable terms, develop, motivate and manage employees. This growth may require additional locations and new capital equipment. If we are unable to successfully manage our expansion, we may experience an inability to take advantage of new sales opportunities, poor employee morale, inability to attract new employees and management, inability to generate adequate financial and other relevant reports, poor quality control and customer service, and difficulty managing our operating expenses and working capital. As a consequence, we may find ourselves unable to compete effectively in the market place with our products leading to loss of revenue and poor operational performance, including sustained losses.

Manufacturing risks and inefficiencies may adversely affect our ability to produce products and could reduce our gross margins and increase our research and development expenses.

We are subject to manufacturing risks, including our limited manufacturing experience with newer products and processes which may hinder our ability to scale-up manufacturing. Additionally, unanticipated acceleration or deceleration of customer demand may lead to manufacturing inefficiencies. We must manufacture our products in compliance with regulatory requirements, in sufficient quantities and on a timely basis, while maintaining acceptable product quality and manufacturing costs. Significant additional resources, implementation of additional automated and semi-automated manufacturing equipment and changes in our manufacturing processes and organization have been, and are expected to continue to be, required for the scale-up of each new product prior to commercialization or to meet increasing customer demand once commercialization begins, and this work may not be successfully or efficiently completed.

In addition, although we expect some of our newer products and products under development to share production attributes with our existing products, production of these products may require the development of new manufacturing technologies and expertise. It may not be possible for us, or any other party, to manufacture these products at a cost or in quantities to make these products commercially viable.

Manufacturing and quality problems have arisen and may arise in the future as we attempt to scale-up our manufacturing capacity and implement automated and semi-automated manufacturing methods. We rely on third parties for the manufacture of much of our automated and semi-automated manufacturing equipment. Consequently, scale-up and implementation of automated and semi-automated manufacturing methods may not be achieved in a timely manner or at a commercially reasonable cost, or at all. In addition, we continue to make significant investments to improve our manufacturing processes and to design, develop and purchase manufacturing equipment that may not yield the improvements that we expect. Unanticipated acceleration and deceleration of customer demand for our products has resulted, and may continue to result, in inefficiencies or constraints related to our manufacturing, which has harmed and may in the future harm our gross margins and overall financial results. Such inefficiencies or constraints may also result in delays, lost potential product sales or loss of current or potential customers due to their dissatisfaction.

Our Strategy to achieve commercialization of our products through alliance partners means that we rely significantly on alliance partners to comply with their agreements with us. If we are unable to successfully negotiate or maintain acceptable agreements with alliance partners, or if our alliance partners do not comply with their agreements, our business may be severely negatively impacted.

Our strategy is to achieve commercialization of our infectious disease and cardiovascular products through partnering with multinational companies with global reach and resources. Our ability to establish, maintain and enforce such arrangements is uncertain given the stage to which our business has developed and our resources. We will rely heavily on our alliance partners to comply with any agreement struck and to be successful in the fulfillment of their obligations, including for example, obligations relating to clinical and regulatory matters, and relating to sales, marketing and distribution. We may have limited or no control on our alliance partners in the pursuit of their obligations. Their failure to successfully carry out their obligations or our failure to establish, maintain or enforce such arrangements could have a material negative affect on our business.

We rely significantly on third party distributors and alliance partners to market and sell our products. If we are unable to successfully negotiate or maintain acceptable agreements with potential distributors, our ability to access various markets with our products may be significantly restricted. Further, we may not be able to negotiate agreements that would permit us to sell our products at a profit.

Our marketing strategy in both the environmental and the medical diagnostics markets depends significantly on our ability to establish and maintain collaborative arrangements with third party distributors and alliance partners for marketing and distribution. We have only recently begun to sell our products in the marketplace and there can be no assurance that we will be able to negotiate or maintain acceptable collaborative arrangements enabling us to sell our products in certain markets or be able to sell our products at acceptable prices or volumes. Consequently, we may be unable to generate sufficient revenue or gross margins to be profitable.

We have a limited operating history and have incurred substantial operating losses. We expect these losses to continue in the future. If we are unable to generate sufficient revenue, positive cash flow or earnings, or raise sufficient capital to maintain operations, we may not be able to continue operating our business and be forced to sell our Company or liquidate our assets.

We have only recently evolved from a pure development company to a commercial enterprise and to date have realized minimal operating revenues from product sales. As of December 31, 2007, we have incurred cumulative losses since inception of $67,493,123 million. For the fiscal years ending December 31, 2007, 2005, 2004, 2003, and 2002, we incurred losses of $13.9 million, $9.3 million, $8.4 million, $4.9 million, and $4.2 million, respectively. We are currently not profitable and expect operating losses to continue. Generating revenues and profits will depend significantly on our ability to successfully develop, commercialize, manufacture and market our products. The time necessary to achieve market success for any individual product is uncertain. No assurance can be given that product development efforts will be successful, that required regulatory approvals can be obtained on a timely basis, if at all, or that approved products can be successfully manufactured or marketed. Consequently, we cannot assure you that we will ever generate significant revenue or achieve or sustain profitability. As well, there can be no assurance that the costs and time required to complete commercialization will not exceed current estimates. We may also encounter difficulties or problems relating to research, development, manufacturing, distribution and marketing of our products. In the event that we are unable to generate adequate revenues, cash flow or earnings, to support our operations, or we are unable to raise sufficient capital to do so, we may be forced to cease operations and either sell our business or liquidate our assets.

Some of our raw materials are provided by sole-source suppliers. In the event a sole-sourced material became unavailable, there may be a delay in obtaining an alternate source, and the alternate source may require significant development to meet product specifications. It is also possible that we may be unable to locate an acceptable alternate source at all. Consequently, we may face difficulty in manufacturing, or be entirely unable to manufacture, some of our products.

Some key components, in particular, antibodies, used in the manufacture of our products are provided by single-source suppliers. Except for one of the antibodies we use in our West Nile Virus Test and one of the antibodies we use in our B-type natriuretic peptide (“BNP”) Test, we do not have supply agreements with any of our antibody suppliers. We are currently negotiating supply agreements for some of the other key reagents that we use. Although we maintain inventories of some key components, including antibodies, any loss or interruption in the supply of a sole-sourced component or raw material would have a material adverse effect on our ability to manufacture these products until a new source of supply is qualified and, as a result, may temporarily or even permanently prevent us from being able to sell our products. A new antibody used in one of our tests would likely have properties different from the previous formulation, such that considerable time and resources may be required to develop a new formulation that would meet the required performance levels, and further, there is no assurance we would be able to successfully develop a new formulation which would be commercially acceptable. In addition, an uncorrected impurity or variation in a raw material, either unknown to us or incompatible with our manufacturing processes could result in products that, if developed, may require us to enter into additional supplier arrangements for additional reagents to correct the variation or impurity. The impurity or variation may also negatively affect the performance of our products, hindering our ability to sell our products. If we are not able to enter into such additional supplier arrangements on commercially reasonable terms, or at all, there could be a material adverse effect on our ability to manufacture products.

Interruption in the supply of any sole-sourced component or raw material would likely have a material adverse effect on our profit margins, our ability to develop and manufacture products on a timely and competitive basis, and the timing of market introductions and subsequent sales of products.

We depend on our key personnel, the loss of whose services could adversely affect our business.

We are highly dependent upon the members of our management and scientific staff, who could leave our Company at any time. The loss of any of these individuals could impede our ability to achieve our business goals. We face competition for qualified employees from numerous industry and academic sources and there can be no assurance that we will be able to retain qualified personnel on acceptable terms. We currently do not have key man insurance in place on any of our key employees.

In the event that we are unable to retain key personnel, and recruit qualified key personnel on favorable terms, we may be unable to successfully manage our business operations, including sales and marketing activities, product research and development and manufacturing. As a consequence, we may not be able to effectively develop and manufacture new products, negotiate strategic alliances or generate revenue from existing products.

We may not be able to adequately protect our technology and proprietary rights, and third parties may claim that we infringe on their proprietary rights. If we cannot protect our technology, companies with greater resources than us may be able to use our technology to make products that directly compete with ours. Additionally, third parties claiming that we infringe on their proprietary rights may be able to prevent us from marketing our products or force us to enter into license agreements to do so. Both situations may negatively impact our ability to generate revenues, cash flows and earnings.

The success of our technology and products is highly dependent on our intellectual property portfolio, for which we have sought protection through a variety of means, including patents (both issued and pending) and trade secrets, see “Intellectual Property”. There can be no assurance that any additional patents will be issued on existing or future patent applications or on patent applications licensed from third parties. Even when such patents have been issued, there can be no assurance that the claims allowed will be sufficiently broad to protect our technologies or that the patents will provide protection against competitive products or otherwise be commercially valuable. No assurance can be given that any patents issued to or licensed to us will not be challenged, invalidated, infringed, circumvented or held unenforceable. In addition, enforcement of our patents in foreign countries will depend on the laws and procedures in those foreign jurisdictions. Monitoring and identifying unauthorized use of our technologies or licensed technologies may prove difficult, and the cost of litigation may impair the ability to guard adequately against such infringement. If we are unable to successfully defend our intellectual property, third parties may be able to use our technology to commercialize products that compete with ours. Further, defending intellectual property can be a very costly and time-consuming process. The costs and delays associated with such a defense may negatively impact our financial position.

There are many patent claims in the area of lateral flow immunoassays and some patent infringement lawsuits have occurred amongst parties, other than ourselves, with respect to patents in this area. Our commercial success may depend upon our products not infringing on any intellectual property rights of others and upon no such claims of infringement being made. In the event that a third party was able to substantiate a claim against us, it could result in us not being able to sell our products in certain markets or at all. Further, as a result we may be required to enter into license agreements with said third parties on terms that would negatively impact our ability to conduct our business. Even if such claims are found to be invalid, the dispute process would likely have a materially adverse effect on our business, results of operations and prospects. To date, to the best of our knowledge, there have been no threats of litigation, legal actions or other claims made against any of our intellectual property. Although we attempted to identify patents that pose a risk of infringement, there is no assurance that we have identified all U.S. and foreign patents that present such a risk.

In addition to patent protection, we also rely on trade secrets, proprietary know-how and technological advances which we seek to protect, in part, through confidentiality agreements with our collaborative partners, employees and consultants. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that the trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others, which could negatively impact our ability to compete in the marketplace.

The research and development of our products carries substantial technical risk. We may not be able to successfully commercialize future products. As a consequence, our ability to expand our product portfolio to generate new revenue opportunities may be severely limited.

Our future growth will depend upon, among other factors, our ability to successfully develop new products and to make product improvements to meet evolving market needs. Although we believe that we have scientific and technical resources available, future products will nevertheless be subject to the risks of failure inherent in the development of products based on innovative technologies. On any specific, new product in research and development, we may face technical challenges that may significantly increase the costs to develop that product, cause delays to commercialization or prevent us from commercializing that product at all. Although we expect to continue to expend resources on research and development efforts, to enhance existing products and develop future ones, we are unable to predict whether research and development activities will result in any commercially viable products. There can be no assurance that we will be able to successfully develop future products and tests, which would prevent us from introducing new products in the marketplace and negatively impact our ability to grow our revenues and become profitable.

To continue developing new products or enhance existing ones, we may need to obtain licenses to certain technologies and rights from third parties, and such licenses may not be available on acceptable terms, or at all. If our product development efforts are hindered, we may face considerable challenges competing in the market place with our existing products or be unable to introduce new products.

Although we believe we are able to conduct our business based on our current intellectual property portfolio, there is a risk that additional non-core technology licenses may be required in the development of new products or to enhance the performance characteristics of our existing products. We believe that such licenses would generally be available on a non-exclusive basis; however, there is no guarantee that they will be available on acceptable terms, or at all. If we are unable to license any required non-core technology, it may impede our product development capabilities, which may put us at a competitive disadvantage in the market place and negatively affect our ability to generate revenue or profits.

We rely significantly on third party manufacturers for some of our products and rely on third party manufacturers of certain equipment necessary for us to scale-up our internal capacity to manufacture products. If these third party manufacturers experience difficulties our ability to serve various markets with our products may be significantly restricted.

All our test kits (“Kits”) are currently produced in-house and our portable fluorescence readers (“Readers”) are manufactured and supplied to us under contract. We have qualified two local contract manufacturers for the Reader, see “Operations and Manufacturing”. To meet the projected demand for our products, we will require additional equipment to scale up our manufacturing processes. Some of this equipment will require customization that may increase the lead-time from the supplier. If demand for our products significantly exceeds forecast, or if the third party manufacturers of Readers or manufacturing equipment are unable to deliver to us on schedule we may not be able to meet customer requirements.

Changing facilities costs and other risks relating to our facilities expansion plans may negatively impact our operating results.

In May 2007, we entered into an agreement to lease a multi-use, 46,000 square foot facility in Vancouver, British Columbia. For additional information regarding the new facility, see “Property, Plant and Equipment”.

Should there be a downturn in our business or the markets in which we compete, we may not have a need to expand our facility as we have planned. As a result, we may then seek an alternative use for all or a portion of some or all of the property, seek to sub-lease some or all of our property and we may not exercise the option to extend the lease, any of which may have a negative impact on our operating results. We may experience unanticipated decreases in productivity and other losses due to inefficiencies relating to any such transition, or delays in obtaining any required approvals or clearances from regulatory agencies related to the validation of any new manufacturing facilities. For instance, the scale-up of manufacturing at our planned facility could result in lower than expected manufacturing output and higher than expected product costs.

We may be unable to accurately predict future sales through our distributors, which could harm our ability to efficiently manage our internal resources to match market demand.

A significant portion of our product sales is made through distributors, including strategic alliance partners, both domestically and internationally. As a result, our financial results, quarterly product sales, trends and comparisons are affected by seasonal factors and fluctuations in the buying patterns of end-user customers, our distributors, and by the changes in inventory levels of our products held by these distributors. For example, higher utilization rates of our BNP and NT-proBNP tests may be due to a higher number of ED visits by patients exhibiting shortness of breath, a symptom of heart failure and of influenza. However, higher utilization may also result from greater awareness, education and acceptance of the uses of our tests, as well as from additional users within the hospitals. We are not always able to verify the inventory levels of our distributors. While we attempt to assist our distributors in maintaining targeted stocking levels of our products, we may not be successful. Attempting to assist our distributors in maintaining targeted stocking levels of our products involves the exercise of judgment and use of assumptions about future uncertainties including end-user customer demand and, as a result, actual results could differ from our estimates. Inventory levels of our products held by distributors may exceed or fall below the levels we consider desirable on a going-forward basis, which may harm our future financial results. This may result from unexpected buying patterns of our distributors or from our inability to efficiently manage or invest in internal resources, such as manufacturing capacity, to meet the actual demand for our products. In addition, if we begin direct distribution in any territory following the expiration or termination of a distribution agreement for that territory, it is likely that our product sales in that territory will decrease as our prior distributor sells its remaining inventory of our products.

We may be subject to product liability claims, which may adversely affect our operations.

We may be held liable or incur costs to settle liability claims if any of the products we sell cause injury or are found unsuitable. Although we currently maintain product liability insurance, we cannot assure you that this insurance is adequate, and, at any time, it is possible that such insurance coverage may cease to be available on commercially reasonable terms, or at all. A product liability claim could result in liability to us greater than our total assets or insurance coverage. Moreover, product liability claims could have an adverse impact on our business even if we have adequate insurance coverage.

Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC and BC Securities Commission regulations and Toronto Stock Exchange (“TSX”) rules, are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and we may be harmed.

Our Company is organized under the laws of British Columbia, Canada, and certain of our directors and officers and substantially all of our assets are located outside of the United States, which may make enforcement of United States judgments against us difficult.

We are organized under the laws of British Columbia, Canada, substantially all of our assets are located outside of the United States, we do not currently maintain a permanent place of business within the United States and certain of our directors and officers are resident outside the United States. As a result, it may be difficult for U.S. investors to effect service of process or enforce within the United States any judgments obtained against us or those officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada would recognize or enforce judgments of United States courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada against us or our directors and officers predicated upon the securities laws of the United States or any state thereof.

Valuation of stock-based payments, which we are required to perform for purposes of recording compensation expense under FAS 123(R), involves significant assumptions that are subject to change and difficult to predict.

On January 1, 2006, we adopted FAS 123(R), Share-Based Payment, which requires that we record compensation expense in the statement of income for stock-based payments, such as stock options, using the fair value method. As long as stock-based awards are utilized as part of our compensation strategy, the requirements of FAS 123(R) have had, and will continue to have, a material effect on our future financial results reported under United States Generally Accepted Accounting Principles, or U.S. GAAP, and make it difficult for us to accurately predict our future financial results.

For instance, estimating the fair value of stock-based payments is highly dependent on assumptions regarding the future exercise behavior of our employees and changes in our stock price. Our stock-based payments have characteristics significantly different from those of freely traded options, and changes to the subjective input assumptions of our stock-based payment valuation models can materially change our estimates of the fair values of our stock-based payments. In addition, the actual values realized upon the exercise, expiration, early termination or forfeiture of stock-based payments might be significantly different than our estimates of the fair values of those awards as determined at the date of grant.

FAS 123(R) could also adversely impact our ability to provide accurate guidance on our future financial results as assumptions that are used to estimate the fair value of stock-based payments are based on estimates and judgments that may differ from period to period. For instance, we may be unable to accurately predict the timing, amount and form of future stock-based payments to employees. We may also be unable to accurately predict the amount and timing of the recognition of tax benefits associated with stock-based payments as they are highly dependent on the exercise behavior of our employees and the price of our stock relative to the exercise and price fair value of each outstanding stock option.

For those reasons, among others, FAS 123(R) may create variability and uncertainty in the compensation expense we will record in future periods, potentially negatively impacting our ability to provide accurate financial guidance. This variability and uncertainty could further adversely impact our stock price and increase our expected stock price volatility as compared to prior periods.

Risks Related to Our Industry

Products in the biomedical industry, including ours, may be subject to government regulation. Obtaining government approvals can be costly and time consuming. Any failure to obtain necessary regulatory approval will restrict our ability to sell those products and impede our ability to generate revenue.

As we operate in the biomedical industry, some of our products are subject to a wide variety of government regulation (federal, state and municipal) both within the Unites States and in other international jurisdictions. See “ POC Clinical Diagnostics – Regulatory Approval”. For example, the FDA and comparable regulatory agencies in other countries impose substantial pre-market approval requirements on the introduction of medical products through lengthy and detailed clinical testing programs and other costly and time consuming procedures. Satisfaction of these requirements is expensive and can take a long period of time depending upon the type, complexity and novelty of the product. All devices manufactured for sale in the United States, regardless of country of origin, must be manufactured in accordance with Good Manufacturing Practices specified in regulations under the Federal Food, Drug, and Cosmetic Act. These practices control the product design process as well as every phase of production from incoming receipt of raw materials, components and subassemblies to product labeling, tracing of consignees after distribution and follow-up and reporting of complaint information. Both before and after a product is commercialized, we have ongoing responsibilities under the regulations of the FDA and other agencies. Noncompliance with applicable laws and the requirements of the FDA and other agencies can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant pre-market clearance or pre-market approval for devices, withdrawal of marketing clearances or approvals, and criminal prosecution. The FDA has the authority to request recall, repair, replacement or refund of the cost of any device manufactured or distributed by us. The FDA also administers certain controls over the import and export of medical devices to and from the United States, respectively.

Our medical products are also affected by the United States Clinical Laboratory Improvement Act of 1988. This law is intended to assure the quality and reliability of all medical testing in the United States regardless of where tests are performed. The regulations require laboratories performing clinical tests to meet specified standards in the areas of personnel qualification, administration, participation in proficiency testing, patient test management, quality control, quality assurance and inspections.

Federal, state and foreign regulations regarding the manufacture and sale of medical devices continue to evolve and are constantly subject to change. We cannot predict what regulations may come into effect in the future and what impact, if any, such regulatory changes may have on our business. We operate in highly competitive markets, with continual developments in new technologies and products. Some of our competitors have significantly greater resources than we do. We may not be able to compete successfully based on many factors, including product price or performance characteristics. An inability to successfully compete could lead to us having limited prospects for establishing market share or generating revenues.

The diagnostic industry is characterized by extensive research efforts, ongoing technological progress and intense competition. There are many public and private companies, including well-known diagnostic companies, engaged in marketing and developing products for the markets we have targeted. Many of these companies have substantially greater financial, technical and human resources than we do. Our competitors may be more successful in convincing potential customers to adopt their products over ours and hence gain greater market share. Competitors with greater financial resources may also have an advantage when dealing with suppliers, particularly sole source suppliers providing antibodies or unique reagents. Additionally, they may develop technologies and products that are more effective than any products developed by us, or that would render our technologies and products obsolete or non-competitive.

We believe our primary current competitors in the POC cardiovascular diagnostics market are: Biosite Incorporated (“Biosite”) who entered into a merger agreement with Inverness Medical Innovations, Inc. (“Inverness”) in 2007; Abbott Point of Care Inc. (“Abbott”), purchased in 2007 by General Electric Company (“GE”); and Dade Behring, Inc. (“Dade”). Biosite and Abbott have quantitative point-of-care systems, and Dade produces a small quantitative bench-top system, for the detection of some cardiac markers. These three companies are currently marketing and selling their products in the cardiovascular testing market in which we compete, see “POC Clinical Diagnostics Market, Competition”.

In the environmental biodefense testing market, our primary competitors are Alexeter Technologies LLC (“Alexeter”), Idaho Technology Inc., and Cepheid Inc. (“Cepheid”). Alexeter sells rapid on-site immunoassay tests that are read by an instrument and Cepheid has a polymerase chain reaction (“PCR”) test system being sold in this marketplace.

In the vector environmental testing market, our primary competitor is Medical Analysis Systems, Inc. (“MAS”), which is wholly owned by Thermo Fisher Scientific, Inc. MAS markets and sells a product for the rapid detection of West Nile virus.

We believe the primary competitors in the POC Flu A/B testing market, which we expect to enter with our partner 3M in late 2007, are Binax, Inc. (“Binax”) and Quidel Corporation (“Quidel”). Both companies have qualitative POC tests for the detection of Flu A+B.

Many of our competitors have access to substantially greater technical and financial resources. In the event that we are not able to compete successfully in the marketplace, we may face limited adoption of our products by potential customers or erosion of current market share, which would seriously impede our ability to generate revenue.

In addition to the specific competitive risks from rapid diagnostic manufacturers that we face in the market for our tests, we face intense competition in the general market for diagnostic testing including companies making laboratory-based tests and analyzers, and clinical reference laboratories. Currently, the majority of diagnostic products used by physicians and other healthcare providers are performed by independent clinical reference laboratories and hospital-based laboratories using automated testing systems. Therefore, in order to achieve market acceptance for our products we will be required to demonstrate that our products provide clinical, cost-effective and time saving alternatives to automated tests traditionally used by clinical reference laboratories or hospital-based laboratories.

The impact of consolidation of several major competitors in the market for immunoassay testing is difficult to predict and may harm our business.

The market for immunoassay-based diagnostic testing is rapidly changing as a result of recent consolidation in the industry. Within the past 24 months, Siemens acquired Bayer Diagnostics, Diagnostic Products Corp. and Dade; GE purchased the laboratory diagnostics business of Abbott Laboratories, including Abbott’s i-STAT point-of-care product line, and Biosite entered into a merger agreement with Inverness. In the past 12 months there have been more than 20 acquisitions in the medical diagnostics market including 4 by Inverness, helping the company expand its presence in the market for rapid diagnostic tests used in hospitals and doctors' offices. Siemens, GE, and Inverness all have significant existing businesses in diagnostics and/or related markets for healthcare equipment and services. Given the short period of time since the announcement of these transactions, it is unclear how these completed and proposed acquisitions will impact the competitive landscape for our products or for hospital-based diagnostic testing in general. However, because these competitors sell a broad range of product offerings to our prospective hospital customers and because of the substantially greater financial resources and more established marketing, sales and service organizations that they each have, we believe there is greater risk that these new consolidated competitors may offer discounts as a competitive tactic or may hold other competitive advantages as a result of their ability to sell a broader menu of important hospital infrastructure equipment and information systems on a combined or bundled basis.

Sales and pricing of medical products, including ours, are affected by third-party reimbursement. Depending on our manufacturing costs, we may not be able to profitably sell our products at prices that would be acceptable to third party reimbursement programs. Consequently, we may have difficulty generating revenue, resulting in reduced profit margins and potential operating losses.

Sales of our medical products are dependent, in part, on the availability of levels of reimbursement from third-party payers, such as government agencies and private insurance companies. Reimbursement policies by such third-party payers could reduce or eliminate such reimbursements and thereby adversely effect future sales of our products. Third-party payers are increasingly challenging prices paid for medical products and the cost effectiveness of such products. Significant uncertainty exists as to the reimbursement status of newly cleared health care products. There can be no assurance that proposed products will be considered cost effective or that reimbursement from third party payers will be available or, if available, that reimbursement will not be limited, thereby adversely affecting our ability to sell products or sell our products at a profit.

Third party payers can indirectly affect the pricing or the relative attractiveness of our products by regulating the maximum amount of reimbursement provided for blood testing services. If the reimbursement amounts for testing services are decreased in the future, it may decrease the amount that physicians and hospitals are able to charge patients for such services and therefore the prices that we, or our distributors, can charge for our products. Consequently our ability to generate revenue and/or profits may be negatively impacted for both existing and new products.

Companies operating in our industry may be impacted by potential healthcare reform. Such healthcare reform may include pricing restrictions on medical products, including ours, that may restrict our ability to sell our products at a profit.

Healthcare reform bills that have been before the United States Congress contemplate changes in the structure, financing and delivery of healthcare services in the United States. These and any future healthcare reforms may have a substantial impact on the operations of companies in the healthcare industry, including us. Such reforms could include product pricing restrictions or additional regulations governing the usage of medical products. No assurances can be given that any such proposals, or other current or future legislation in the United States or in other countries, will not adversely affect our product development and commercialization efforts, results of operations or financial condition. At this time, we are unaware of any recent legislation or pending legislative proposals that will negatively affect our business.

Our business and industry is affected by seasonality, including governmental budget cycles. We may not be able to successfully scale up operations to meet demand during peak seasonal periods or scale down operations during periods of low demand, which could result in lost revenue and/or negative cash flows and losses.

Our operating results may fluctuate from quarter to quarter due to many seasonal factors. Many of our prospective customers are government related organizations at a federal, state/provincial or municipal level. Consequently, our sales may be tied to government budget and purchasing cycles. Sales may also be slower in the traditional vacation months, could be accelerated in the first or fourth calendar quarters by customers whose annual budgets are about to expire (especially affecting purchases of our portable fluorescent readers), may be distorted by unusually large reader shipments from time to time, or may be affected by the timing of customer cartridge ordering patterns. Seasonality may require us to invest significantly in additional resources including, equipment, labor and inventory to meet demand during peak seasonal periods. There can be no assurance that we will be successful in putting in place the resources to meet anticipated demand, which could lead to lost revenue opportunities. If we cannot scale down our operations and expenses sufficiently during periods of low demand for our products, we may experience significantly negative cash flow and operating losses. If we are unable to adequately forecast seasonal activity, we may experience periods of inventory shortages or excesses that would negatively impact our working capital position.

As we generate a large part of our revenues from international product sales and services for international customers, we are subject to risks inherent in international business, including currency exchange risk, difficulty in collecting accounts receivable, and possible marketing restrictions. Consequently, we may be restricted from selling our products in certain jurisdictions or our products may not be able to be sold at a profit.

During 2007, 9.7% of our total revenue was generated from within Canada, 39.3% from the United States, and 51% internationally, largely from Asia. There are various operational and financial risks associated with such international activity. We may face difficulties and risks in our international business, including changing economic or political conditions, export restrictions, currency risks, export controls relating to technology, compliance with existing and changing regulatory requirements, tariffs and other trade barriers, longer payment cycles, problems in collecting accounts receivable, reimbursement levels, reduced protection for intellectual property, potentially adverse tax consequences, limits on repatriation of earnings, the burdens of complying with a wide variety of foreign laws, nationalization, war, insurrection, terrorism and other political risks and factors beyond our control. As a consequence, these potential international risks may prevent us from selling our products in certain jurisdictions, may make it very difficult or even impossible to collect on accounts receivable or may impose a variety of additional expenses on our business such that we cannot sell our products at a profit. For international sales, we price and invoice our products primarily in U.S. dollars and consequently, incur a U.S./Canadian foreign exchange risk. We also expect that there may be a requirement in the future for sales to European customers to be priced and invoiced in Euros. Any significant adverse change in currency exchange rates may negatively impact our profit margins such that we may not be able to generate positive cash flow or earnings from our operations. To date, we have not made any provision for a currency hedging program. We periodically evaluate options to mitigate our exposure to currency fluctuations, but there can be no assurance that we will be able to do so.

If products in the biodefense testing industry and other environmental testing segments, including ours, become subject to government legislation in the future, obtaining necessary government approvals may be very costly and time consuming. Failure to obtain government approvals will restrict our ability to sell our products and impede our ability to generate revenue.

In the biodefense and vector environmental testing markets, there is currently an absence of regulatory checks and balances and there is significant market uncertainty and misinformation. While we believe it is likely that future regulatory requirements in these markets will come into effect, the form and substance of these regulations remain highly uncertain. The effect of government regulations may be to prevent or to delay marketing and pricing of any new products for a considerable or indefinite period or to require additional studies prior to approval. Federal, state and foreign regulations, or lack thereof, regarding the sale of environmental testing devices are subject to change. We cannot predict the impact, if any, such changes may have on our business.

Our business is substantially dependent on market acceptance of our products. As well, our environmental business is affected by industry, governmental and public perceptions of biodefense products in general. Failure to obtain or retain market acceptance for some or all of our products would have a negative impact on our revenue and ability to operate profitably.

The commercial success of our clinical tests is highly dependent upon the acceptance and adoption of the tests by the medical community. The medical community tends to be very conservative with regards to adopting new technologies and products. Often substantial data and evidence supporting product performance is required to generate market acceptance. If we are unsuccessful in generating market acceptance, our ability to generate revenue and hence profits would be severely limited.

The commercial success of our environmental biodefense tests is dependent upon their acceptance by the public safety community and government funding agencies as being useful and cost effective. In addition, the purchase of our biodefense products in the United States (our largest potential market) by the public safety community is highly dependent on the availability of federal and state government funds dedicated to “homeland security”. In the event that homeland security funds became unavailable for use (to purchase our products or otherwise) or the release of such funds was significantly delayed, it would have a negative effect on our ability to generate revenue or profits.

In addition, on July 19, 2002, the U.S. Office of Science and Technology Policy (“OSTP”), now under the Office of Homeland Security, published a memorandum directed to federal mail managers and first responders to federal mail centers that raised concerns regarding the use and performance capabilities of commercially available anthrax detection equipment, and further included recommendations to the community to cease purchasing such equipment. The recommendations in this memorandum were based on an evaluation of commercially available anthrax detection equipment by the CDC, which concluded that such equipment did not pass acceptable standards for effectiveness. As both of these U.S. government agencies are considered to be influential opinion leaders, this recommendation had a negative impact on the market acceptance and adoption of biodefense products generally, including our products. Subsequently beginning in June 2003, an 18-month study to evaluate handheld anthrax tests was performed by AOAC International and funded by DHS and the U.S. Department of Defense. In November 2004, the RAMP System received AOAC Official MethodsSM Certificate 070403 stating that the RAMP Anthrax Test performed as we claimed. All other commercially available rapid on-site anthrax detection systems that were tested failed to meet the AOAC’s performance standard. A further intensive, independent field testing program conducted by AOAC International and sponsored by the DHS, culminated in the announcement in September 2006 that our RAMP Anthrax Test is the first and only biodetection product approved for field use by first responders in the United States for the detection of anthrax. As at March 31, 2007, we have approximately 300 biodefense systems in field use by our customers.

We believe that we have adequately addressed the concerns raised by the CDC and OSTP with the public safety community, however there can be no assurance that the marketplace will continue to respond favorably. Further, it is possible that the U.S. government will enact regulation that prohibits, restricts or limits the use of equipment or funding for on-site biodefense testing, see “On-Site Environmental Testing Market, Industry Trends” and “On-Site Environmental Testing Market, Competition”.

Risks Related to Our Common Stock

As we have a large number of warrants and stock options outstanding, our shareholders will experience dilution from these options and warrants in the event that they are exercised.

As of February 29, 2008, we had outstanding stock options and warrants to purchase an aggregate of 22,645,509 shares, at exercise prices between $0.33 and $1.10, which represents 14.8% of our fully diluted outstanding share capitalization at that date. To the extent that these outstanding options and warrants are exercised, considerable dilution to the interests of our shareholders will occur.

The price of our common stock may be volatile, and a shareholder’s investment in our common stock could suffer a decline in value.

There has been significant volatility in the volume and market price of our common stock, and this volatility may continue in the future. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of “bid” and “ask” quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the medical device industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our common stock and the relative volatility of such market price.

Because our common stock is considered a “penny stock,” a shareholder may have difficulty selling shares in the secondary trading market.

In addition, our common stock is subject to certain rules and regulations relating to “penny stock” (generally defined as any equity security that is not quoted on the Nasdaq Stock Market and that has a price less than US$5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain “sales practice requirements” for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional “accredited investors”), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stock held in the account, and certain other restrictions. For as long as our common stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for us to raise capital in the future through sales of equity in the public or private markets.

Because our common stock is not traded on a national securities exchange in the U.S., a U.S. shareholder’s ability to sell shares in the secondary trading market may be limited.

Our common stock is currently listed for trading in Canada on the Toronto Stock Exchange. Our common stock is also quoted in the United States on the OTC Bulletin Board. Shareholders may find it more difficult to dispose of or to obtain accurate quotations as to the price of our securities than if the securities were traded on the Nasdaq Stock Market or on a national securities exchange like The New York Stock Exchange or the American Stock Exchange.

DIVIDEND POLICY

We have not declared or paid any dividends on the outstanding common shares since our inception and we do not anticipate that we will do so in the foreseeable future. The declaration of dividends on our common shares is within the discretion of the Board of Directors and will depend on the assessment of, among other factors, earnings, capital requirements and the operating and financial condition. At the present time, anticipated capital requirements are such that we intend to follow a policy of retaining earnings in order to finance the further development of the business.

DESCRIPTION OF CAPITAL STRUCTURE AND MARKET FOR SECURITIES

The authorized capital of the Company consists of an unlimited number of common shares without par value, of which 130,027,631 were issued and outstanding as of February 29, 2008.

Our common shares, which have no par value, are issued in registered form. The transfer agent and registrar for our common shares is Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9. Our common shares have not been subject to any significant trading suspensions in the last three years.

Our common shares traded on the TSX Venture Exchange since October 1991 under the symbol "RBM" until on December 21, 2007 we graduated to the more senior TSX. In July 2003, our common shares commenced trading on the Frankfurt Stock Exchange in Germany under the symbol “RBQ”. Since May 2005, our shares have been quoted in the United States on the OTC Bulletin Board. Our common shares are not regularly traded on any exchange in the United States.

To the best of the knowledge of the directors and executive officers of our Company, the only person who beneficially owns, directly or indirectly, or controls or directs, shares of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company is 3M Company (“3M”), which is the beneficial owner of 14,797,419 common shares of the Company, which represents approximately 11.38% of the issued and outstanding shares and 9.7% on a fully diluted basis.

The following table sets forth the high and low sales prices of our common shares on the TSX Venture Exchange, and effective December 2007 the TSX, for each of the months of the last completed financial year ended December 31, 2007.

	Common Share Price Canadian Dollars
	High	Low	Volume
Month ended December 31	$0.93	$0.74	1,582,907
Month ended November 30	$1.13	$0.80	4,722,873
Month ended October 31	$1.03	$0.86	2,767,152
Month ended September 30	$1.13	$0.98	2,532,491
Month ended August 31	$1.14	$0.82	3,353,705
Month ended July 31	$1.35	$1.03	6,134,553
Month ended June 30	$1.14	$0.96	5,294,410
Month ended May 31	$1.14	$0.95	5,855,480
Month ended April 30	$0.98	$0.84	2,606,642
Month ended March 31	$1,10	$0.77	5,570,653
Month ended February 28	$0.94	$0.64	5,302,510
Month ended January 31	$0.74	$0.60	4,187,391

ESCROWED SHARES

412,500 common shares (“Escrow Shares”) are currently subject to an escrow agreement dated July 29, 2004, between us Computershare Trust Company of Canada, as escrow agent, and the holders of the Escrow Shares (the “Escrow Agreement”). The Escrow Agreement provides that the Escrow Shares must remain in escrow until the regulatory authority having jurisdiction permits them to be released from escrow or requires them to be cancelled.

Holders of the Escrow Shares may not transfer Escrow Shares except in accordance with the terms of the Escrow Agreement and after receipt of all necessary regulatory approvals. A holder of Escrow Shares may exercise all voting rights attached to the Escrow Shares, except in support of one or more arrangements that would result in repayment of capital being made on the Escrow Shares prior to winding up of our Company. Holders of Escrow Shares may receive any dividends on such Escrow Shares but may not participate in our assets or property on the winding up or dissolution of our Company.

A holder of Escrow Shares who ceases to be a principal, dies or becomes bankrupt, is entitled to retain any Escrow Shares then held by him and is not obliged to transfer or surrender the Escrow Shares to us or to any other person.

The following is the schedule of the release of the Escrow Shares:

RELEASE SCHEDULE OF ESCROW SHARES

Number of Escrow Shares	Release Dates	Percentage of Escrow Shares Eligible for Release	Number of Escrow Shares Eligible for Release
412,500	August 12, 2008	10%	82,500
330,000	February 12, 2009	10%	82,500
247,500	August 12, 2009	10%	82,500
165,000	February 12, 2010	10%	82,500
82,500	August 12, 2010	10%	82,500

*412,500 of an original total of 825,000 escrow shares have been released to date.

DIRECTORS AND OFFICERS

All directors hold office until the next annual general meeting of our shareholders or until they resign or are removed from office in accordance with our articles and the Business Corporations Act.

No directors have service contracts with us. Ian Webb is a partner of the law firm of Borden Ladner Gervais LLP which provides certain legal services to the Company. Each director has formally consented to serve as a director with us.

Our current directors and officers, their positions and the periods during which each has served in their positions as directors or officers are as follows:

Name	Age	Position	Period Served
Richard J. Bastiani, PhD.	65	Director, Chairman of the Board	Since March 2006
Anthony F. Holler, MD	56	Director	Since March 2006
Todd R. Patrick	45	Director	Since March 2006
Richard K. Bear	45	Director	Since March 2006
Ian A. Webb	57	Director	Since March 2006
S. Wayne Kay	57	Director Chief Executive Officer	Since September 2007 Since September 2007
Robert G. Pilz (1)	41	Vice President, Finance and Chief Financial Officer Secretary	Since November 2004 Since April 2007
Duane A. Morris	57	Chief Operating Officer	Since February 2007
Paul C. Harris, Ph.D.	54	Vice President, Research and Development	Since 1998
Reed W. Simmons	55	Vice President, Manufacturing	Since 2003

(1) Robert Pilz also served as our Chief Financial Officer from January 2001 to January 2003.

Messrs. Bastiani, Holler, Patrick, Bear and Webb were appointed to our Board of Directors on March 30, 2006, in connection with the $12 million private placement that closed on March 30, 2006, see “General Development and Description of the Business”.

The business background and principal occupations of the directors and senior management are as follows:

Richard Bastiani, Ph.D. – Director, Chairman of the Board

Dr. Bastiani has served as one of our directors since March 2006. Formerly the Chairman of ID Biomedical Corporation, until it was acquired by GlaxoSmithKline in December 2005, Dr. Bastiani has a long history in the life sciences industry with considerable operational expertise in developing and commercializing innovative technology, and building successful businesses. He has served on the board of Abaxis Inc, which specializes in point–of–care diagnostics, since September 1995. Dr. Bastiani retired in November 1998. From August 1995 to October 1998, he was President of Dendreon, a biotechnology company developing cell–based therapies for treatment of cancer. From 1972 to 1995, Dr. Bastiani held a number of positions, including President, with Syva Company in Palo Alto, California.

Dr. Anthony F. Holler - Director

Dr. Holler has served as one of our directors since March 2006. Dr. Holler was one of the original founders of ID Biomedical Corporation in 1991 and was a member of its Board of Directors since inception. He held a number of executive positions with ID Biomedical, including President and Chief Executive Officer, until the company was acquired by GlaxoSmithKline in December 2005. Prior to founding ID Biomedical, Dr. Holler served as an emergency physician at University Hospital at the University of British Columbia. He is a member of the British Columbia College of Physicians and Surgeons. Dr. Holler also serves as Chairman of the Board of CRH Medical Corporation (formerly Medsurge Medical Products Corporation) and is a director of Corriente Resources, Inc. Dr. Holler holds a Bachelor of Science degree and a medical degree from the University of British Columbia.

Todd Patrick - Director

Mr. Patrick has served as one of our directors since March 2006. In 1999, Mr. Patrick was appointed President and Chief Operating Officer of ID Biomedical Corporation, a position he held until December 2005 when GlaxoSmithKline acquired the company. Mr. Patrick originally joined ID Biomedical in 1994 as the President of its then newly–created vaccine subsidiary, ID Vaccine. Prior to joining ID Biomedical, Mr. Patrick was employed by the University of California, Los Angeles (UCLA) as the Director of the Office of Intellectual Property Administration, where he was responsible for the patenting and licensing of intellectual property arising out of UCLA. He is a director of CRH Medical Corporation. Mr. Patrick holds a Bachelor of Economics degree and a Masters in Business Administration from the University of Washington.

Richard Bear - Director

Mr. Bear has served as one of our directors since March 2006. Mr. Bear is currently the Chief Financial Officer of CRH Medical Corporation. Mr. Bear was the Chief Financial Officer of ID Biomedical Corporation from June 2005 until GlaxoSmithKline acquired the company in December 2005. He served as Vice President, Finance of ID Biomedical from June 2002 through May 2005. Prior to joining ID Biomedical, Mr. Bear was with XO Communications from September 1995 until May 2002, where he held the positions of Vice President/General Manager and Vice President of Finance. Mr. Bear received his degree in Business Administration from the University of Washington and is a Certified Public Accountant (CPA).

Ian Webb - Director

Mr. Webb has served as one of our directors since March 2006. He is a partner at the Vancouver offices of Borden Ladner Gervais LLP. Mr. Webb was admitted to the British Columbia bar in 1982. He is a graduate of Osgoode Hall Law School at York University with a Bachelor of Laws in 1981. Prior to that, he received a Master of Science in Theoretical Physics from the University of Saskatchewan in 1976. Mr. Webb practices in the areas of corporate and securities law with an emphasis on the legal requirements of public companies. Mr. Webb is a former Director of ID Biomedical Corporation and is a director of CRH Medical Corporation.

S. Wayne Kay - Director and Chief Executive Officer

Mr. Kay has served as a director and Chief Executive Officer of the Company since September 2007. From October 2004 to September 2007, Mr. Kay provided executive consulting services to several early stage companies, mainly in the San Francisco Bay and San Diego areas. During that time he also served as an executive advisor and interim

CEO to the U.S. healthcare/life sciences venture capital fund, Kleiner Perkins Caufield and Byers. From January 2001 through October 2004, Mr. Kay was the President, Chief Executive Officer and a director of Quidel Corporation, a leading company in the discovery, development, manufacturing and marketing of rapid diagnostic solutions at the point-of-care (POC) in infectious diseases and reproductive health. During his tenure he designed and managed a strategy responsible for building and sustaining market leadership of rapid influenza testing. Mr. Kay received his Masters degree in Business Administration in 1982 from Pepperdine University and his Bachelor of Business Administration degree from the University of San Francisco.

Duane A. Morris – Chief Operating Officer

Mr. Morris has served as our Chief Operating Officer since February 2007. He brings more than 30 years of pharmaceutical, biomedical and biotechnology experience to Response Biomedical. For 21 years, Mr. Morris held positions of increasing responsibility at Syntex Laboratories, Inc., culminating with the position of Director of Manufacturing for Syntex's Palo Alto Operations in 1993. Mr. Morris then served as Vice President of Operations for Seattle and San Diego based Cypress Bioscience, Inc. He joined ID Biomedical Corporation in 2003 as Vice President of Operations. Upon the acquisition of the vaccine operations of Shire Pharmaceuticals, PLC by ID Biomedical, Mr. Morris became responsible for all North American operations, which included the 600-employee large-scale influenza vaccine manufacturing facilities that supply in excess of 30 million doses of influenza vaccine to Canada and the United States. Upon the acquisition of ID Biomedical by Glaxo Smith Kline Biologicals (“GSK”), Mr. Morris also served as Vice President and General Manager of GSK's Bothell Washington Biodefense facility until March 2006. Mr. Morris received his degree in Business Administration in 1986 from St. Mary’s College of California.

Paul C. Harris, Ph.D. - Vice President, Research and Development

Dr. Harris has been our Vice President, Research and Development since June 1998. Dr. Harris brings over 30 years of experience in the medical diagnostic and device industry including previous positions as Director of R&D at STC Technologies, Director of Systems Engineering and Manufacturing Operations at Microprobe Corporation and Vice President, Engineering at Cellpro lnc. As director of Systems Development at Genetic Systems division of Sanofi Diagnostics Pasteur for eight years, he led a team to develop the Combo System, the first automated system to test for AIDS and hepatitis, and later, the OMNI Procession analyzer. Dr. Harris received his Ph.D. degree in 1980 from the University of California, Irvine in Molecular Biology and Biochemistry, specializing in Immunology.

Reed W. Simmons, MBA – Vice President, Manufacturing

Mr. Simmons has been our Vice President, Manufacturing since March 2003. Mr. Simmons has over 25 years of biomedical and biotechnology management experience. For more than 19 years, Mr. Simmons held various manufacturing and operational management positions, directly related to biotechnology and biomedical manufacturing, for divisions of pharmaceutical companies Smith-Kline Beckman, Bristol-Myers Squibb, and Sanofi-Synthelabo S.A. In 1985, Mr. Simmons joined the management team of one of Seattle’s earliest biotechnology start-ups, Genetic Systems Corporation, and was an integral part of developing and commercializing their first products. Those efforts resulted in one of the first Establishment and Biological Product Licenses for HIV in the U.S., and eventually, four additional Biological Product Licenses. From 1993 to 1999, Mr. Simmons was Vice-President & General Manager of a U.S. operating division of the French pharmaceutical company Sanofi-Synthelabo S.A., then the owner of Genetic Systems Corporation, and held full U.S. profit and loss responsibility in that role. In 1999, the division was sold to Bio-Rad Laboratories of Hercules, CA for $210 million and Mr. Simmons turned his interests to working with start-up and emerging biotechnology and biomedical companies by providing consultation and interim operational management and support. Mr. Simmons holds a Bachelor of Science degree from Walla Walla College and received his Masters in Business Administration from Pepperdine University.

Robert G. Pilz - Vice President, Finance and Chief Financial Officer

Mr. Pilz has served as our Vice President, Finance and Chief Financial Officer since November 2004. Mr. Pilz also previously served as our Chief Financial Officer for a two-year term beginning in January 2001. From January 2003 through October 2004, Mr. Pilz served as Vice-President of Finance of Class Software Solutions Ltd., a private software company in the North American parks and recreation market. Previously, from January 2000 to June 2000 he was Chief Financial Officer of Advanced Interactive Inc., a company developing technologies for the interactive television and cable industries. Mr. Pilz has 19 years of business experience in areas including finance, partnering, and strategic and operational planning. He has held positions with both large multi-national and emerging technology firms. Mr. Pilz earned a Bachelor of Commerce degree (finance) from the University of British Columbia in 1989 and received his designation as a Certified Management Accountant (CMA) in 1996.

The following table sets out details of our shares, options and warrants that are directly or indirectly held by directors and executive officers as at February 29, 2008 based on 130,027,631 common shares issued and outstanding on such date:

Name	Number of Common Shares	Percentage of Outstanding Common Shares	Number of Common Shares held under Options and Warrants	Exercise Price	Expiration Date
S. Wayne Kay	Nil	n/a	1,500,000	$1.07	September 11, 2012
Richard J. Bastiani, PhD	Nil	n/a	400,000 50,000 450,000	$0.58 $0.88	March 30, 2011 December 4, 2012
Richard K. Bear	Nil	n/a	400,000 50,000 450,000	$0.58 $0.88	March 30, 2011 December 4, 2012
Anthony F. Holler, MD	1,197,116	<1.0%	540,000 (1) 400,000 50,000 990,000	$0.62 $0.58 $0.88	March 30, 2008 March 30, 2011 December 4, 2012
Todd R. Patrick	1,158,997	<1.0%	500,000 (1) 400,000 50,000 950,000	$0.62 $0.58 $0.88	March 30, 2008 March 30, 2011 December 4, 2012
Ian A. Webb	43,700	n/a	400,000 50,000 450,000	$0.58 $0.88	March 30, 2011 December 4, 2012
Paul C. Harris, Ph.D.	228,000	<1.0%	20,000(1) 50,000 125,000 87,500 87,500 370,000	$0.62 $0.80 $0.58 $0.52 $0.88	March 30, 2008 March 11, 2009 March 7, 2011 October 3, 2011 December 4, 2012
Reed W. Simmons	90,000	<1.0%	10,000(1) 100,000 175,000 285,000	$0.62 $0.80 $0.52	March 30, 2008 March 11, 2009 October 3, 2011
Robert G. Pilz	7,850	<1.0%	40,000(1) 250,000 150,000 75,000 100,000 615,000	$0.62 $0.80 $0.52 $0.50 $0.66	March 30, 2008 November 1, 2009 July 22, 2010 December 31, 2010 February 2, 2012
Duane A. Morris	Nil	n/a	1,000,000	$0.66	February 2, 2012
TOTAL	2,725,663	2. 1%	7,060,000

1 Represents warrants to purchase common shares. All other entries represent options to purchase common shares

The following table sets out the names of the directors, the city in which each is ordinarily resident, all offices of our Company now held by each of them, the period of time for which each has been a director of our Company, the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, and their principal occupations during the past five years.

Name, Place of Residence and Office (1)	Period Served as Director	Number of Shares Owned or Controlled(2)	Principal Occupation for Past Five Years (1)
S. Wayne Kay Rancho Santa Fe, CA, USA Director and Chief Executive Officer	Since September 2007	Nil	Executive Consulting Services from October 2004 to September 2007. President, Chief Executive Officer and director of Quidel Corporation from January 2001 to October 2004.
Richard J. Bastiani, PhD (3) Los Gatos, CA, USA Director	Since March 30, 2006	Nil	Retired since 1998. Chairman of ID Biomedical Corp. , a vaccine manufacturing company, from October 1996 to December 2005. Director of Abaxis, Inc. since 1995.
Richard K. Bear (3) (4) (5) Yarrow Point, WA, USA Director	Since March 30, 2006	Nil	Chief Financial Officer of CRH Medical Corporation, a medical products and services company, from March 2006 to present. Chief Financial Officer of ID Biomedical Corp. from June 2002 to March 2006. Vice President and General Manager of XO Communications, Inc. from September 1995 to May 2002.
Anthony F. Holler, MD (4) (5) Vancouver, BC, Canada Director	Since March 30, 2006	1,197,116	CEO and Director of ID Biomedical Corp. from March 1991 to December 2005. Chairman of CRH Medical Corporation from December 2005 to present. Chairman of Corriente Resources Inc. from September 2003 to May 2006. Chairman of Inviro Medical Inc. from May 2006 to present. Retired since December 2005.
Todd R. Patrick (3) (4) (5) Yarrow Point, WA, USA Director	Since March 30, 2006	1,158,997	President of ID Biomedical Corp. from June 1994 to January 2006. Director of ID Biomedical Corp. from May 2000 to December 2005. Director of Inviro Medical Inc. from January 2007 to present. Director of CRH Medical Corporation from May 2006 to present. Retired since January 2006.
Ian A. Webb (5) Vancouver, BC, Canada Director	Since March 30, 2006	43,700	Partner at the law firm of Borden Ladner Gervais LLP (and predecessor Ladner Downs). Director of ID Biomedical Corp. from July 1997 to December 2005.
1	The information as to place of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
2

The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually as of February 29, 2008.

3	Member of the Audit Committee.
4	Member of the Compensation Committee.
5	Member of the Nomination and Corporate Governance Committee.

As part of our Company’s succession plan, we announced in February 2007, the intention of William J. Radvak, president and chief executive officer to step down following the conclusion of an executive search for a replacement. Mr. Radvak stayed on as president and chief executive office through to the appointment of Mr. Kay in September 2007 to ensure an orderly progression.

COMPENSATION OF DIRECTORS

During our fiscal year ended December 31, 2007, no director who is not also a named executive officer received compensation for services provided to us in their capacities as directors, consultants or otherwise, except as described below.

We retain Borden Ladner Gervais LLP, a law firm in which Ian A. Webb, a member of our board of directors, is a partner. For the year ended December 31, 2007, we incurred legal fees payable to this law firm of $41,456 [2006 - $9,697; 2005 - $Nil]. As at December 31, 2007, $15,610 remained outstanding and was included in the balance of accounts payable and accrued liabilities.

Strategic consulting services fees were incurred by our Company for extraordinary services provided by Dr. Anthony F. Holler, a member of the board of directors, in relation to financing activities including the planning and closing of a $12,000,000 private placement financing in July 2007. As at December 31, 2007, $250,000 remained outstanding and was included in the balance of accounts payable and accrued liabilities.

During the fiscal year ended December 31, 2007 we had no standard arrangement pursuant to which directors are paid a fee by our Company for their services in their capacity as directors except for the granting, from time to time, of incentive stock options and reimbursement of reasonable expenses incurred with respect to board of directors meetings. Effective January 1, 2008 non-management board members will receive, an annual retainer of $12,000 and board of director meeting fees of $750 for local residents for local board of director meetings and $1,500 for non- local residents and meetings with no additional fees to be paid for committee meetings. Fees are payable in cash quarterly beginning after the next financing of the Company.

During our fiscal year ended December 31, 2007, we made the following stock option awards to directors who are not also Named Executive Officers:

Securities Under Options Granted (#)	Exercisable or Base Price ($ / Security)	Market Value of Securities Underlying Options on the Date of Grant ($ / Security)	Expiration Date
250,000	0.88	0.88	December 4, 2012

Other than as disclosed herein, none of our directors, in their role as directors, have received any remuneration, other than reimbursement for travel and other out-of-pocket expenses incurred for our benefit during our fiscal year ended December 31, 2007.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

None of the directors or executive officers of the Company is, as at the date hereof, or was within the past ten years, a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to a cease trade or similar order or an order that denied that company access to any statutory exemptions under securities legislation for a period exceeding 30 consecutive days (collectively, an “Order”) that was issued while the director or executive office was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of an Order.

In addition, except as described herein, none of the directors or executive officers of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(c)

is, as at the date hereof, or was within the past ten years a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer; or

(d)

has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer ..

None of the directors or executive officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision .

In September 2001, we experienced difficulty in raising funds as the result of; (1) an unexpected delay in the receipt of market clearance from the FDA for our RAMP Reader and Myoglobin Test; and (2) unfavorable financial market conditions. On September 17, 2001, we applied for creditor protection under the Bankruptcy and Insolvency Act (Canada). Following positive discussions with the FDA, we arranged bridge financing in the form of secured loans from three of our directors and one of our shareholders. On October 23, 2001, a proposal to settle outstanding debts was made to our creditors. The proposal was voted on and accepted unanimously by voting creditors on November 5, 2001, and subsequently approved by the Supreme Court of British Columbia. Following the receipt of FDA clearance in January 2002 and having made a final settlement payment to creditors on March 13, 2002, we were discharged from creditor protection. William J. Radvak and Brian G. Richards provided bridge financing to the Company and were directors at the time.

AUDIT COMMITTEE INFORMATION

Pursuant to the provisions of section 224 of the Business Corporations Act (British Columbia), we are required to have an Audit Committee.

Audit Committee Charter

Our Audit Committee charter, as adopted on April 27, 2005 and as amended November 10, 2006, April 24, 2007 and March 17, 2008 is attached as Schedule “A”.

Composition and Relevant Experience

At the present time, the audit committee is comprised of Richard K. Bear (Chair) (independent and financially literate), Dr. Richard J. Bastiani (independent and financially literate) and Todd R. Patrick (independent and financially literate). Our Board of Directors has determined that Mr. Bear qualifies as an “audit committee financial expert” as defined by the SEC. A description of the education and experience of each audit committee member may be found above under the heading, “Directors and Officers”.

Pre-Approval of Non-Audit Services

All audit and non-audit services performed by our auditors for the 12-month period ended December 31, 2007 were pre-approved by our audit committee. It is our policy that all audit and non-audit services performed by our auditors will continue to be pre-approved by our audit committee.

External Auditor Services (By Category)

The aggregate fees billed by our external auditors in each of the last two fiscal years are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees (1)	Tax Fees (2)	All Other Fees (3)
2007 2006 2005	$112,303 $88,085 $55,750	$200,993 $10,436 $12,230	$8,325 $8,880 $10,823	$Nil $Nil $Nil
1	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under "Audit Fees".
2	Fees charged for tax compliance, tax advice and tax planning services.
3	Fees for services other than disclosed in any other column. In 2007, includes $162,308 in fees related to assessing our compliance with the Sarbanes-Oxley Act .

OTHER COMMITTEES

To further assist in the discharge of its responsibilities, the Board has designated a Compensation Committee and a Nomination and Corporate Governance Committee.

The Compensation Committee is composed of Dr. Anthony F. Holler (Chair) and Todd R. Patrick. All members are independent directors. The Compensation Committee provides, on behalf of the Board, review, oversight and approval of our policies, practices and procedures relating to human resources to ensure ongoing, long-term development and deployment of high-caliber senior management resources.

The Nomination and Corporate Governance Committee is currently composed of Ian A. Webb (Chair), Dr. Anthony F. Holler, Todd R. Patrick and Richard K. Bear, the majority of whom are independent directors. The Nomination and Corporate Governance Committee oversees the effective functioning of the Board and assists the Board in providing efficient and effective corporate governance for the benefit of shareholders and other stakeholders of our Company.

SCIENTIFIC ADVISORY BOARD

Management receives guidance from a Scientific Advisory Board, presently composed of the following members:

Robert H. Christenson, Ph.D., DABCC, FACB

Dr. Christenson is a Professor in the Departments of Pathology, and Medical and Research Technology, University of Maryland School of Medicine as well as the director of both point-of-care testing and clinical chemistry laboratories at the University of Maryland Medical Center. He is an internationally recognized leader in the clinical use of biochemical cardiac markers and the application of point-of-care technology and has been a member of the board of directors for the American Association for Clinical Chemistry (“AACC”) since 1996. He has authored more than 115 peer-reviewed papers, letters and reviews, published several books and contributed more than 40 book chapters, and has presented at numerous conferences on the subject of biochemical markers of myocardial injury. Dr. Christenson holds a B.Sc. from the University of Massachusetts and a Ph.D. from Florida State University.

Stephen E. Kahn, Ph.D., DABCC, FACB

Dr. Kahn is Section Chief and Director of Chemistry, Toxicology, and Near Patient Testing at Loyola University Medical Center; is a past president of the AACC and current Chair of the AACC’s Troponin I Standardization Committee. Dr. Kahn is a Professor of Pathology, Cell Biology, Neurobiology, and Anatomy at Loyola University and an Associate Director of Clinical Laboratories. The author of over 100 peer-reviewed articles, chapters and abstracts, he is the recipient of the AACC 2001 award for Outstanding Contributions through Service to the Profession of Clinical Chemistry. Dr. Kahn’s research interests include protein markers of tissue injury, critical care and near patient testing, cardiac disease and cardiovascular risk assessment. Dr. Kahn holds a B.Sc. from Michigan State University and a Ph.D. from the University of Illinois.

W. Frank Peacock, IV, MD, FACEP

Dr. Peacock is Vice-Chair, Research, in the Department of Emergency Medicine at The Cleveland Clinic Foundation and is also the Chairman of the Emergency Preparedness Committee, and the Medical Director of Event medicine at the Cleveland Clinic. The Event Medicine program provides medical care for all of the major sports and entertainment stadiums in Cleveland, including the Cleveland Browns, Cleveland Indians, and Cleveland Cavaliers. Dr. Peacock is currently on the Board of Directors for the Society of Chest Pain, and serves as the chairman of the Heart Failure committee for the same society. He is an active national, regional, and state speaker at numerous cardiology and emergency medicine meetings for the last 15 years. Dr. Peacock has over 130 publications, and an additional 125 abstracts. He is also the co-editor of the book Cardiac Emergencies, and was most recently the editor of the textbook Short Stay Management of Heart Failure. He serves on the Editorial Board for Congestive Heart Failure, and performs reviews for a number of medical publications. Among the several awards he has received is the Excellence in Research Award from the American College of Emergency Physicians in 2004, and the Codman Award from the American Association of Group Practice for his efforts in heart failure research. Dr. Peacock holds a B.Sc. from Alma College and a medical degree from Wayne State University.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

CONFLICTS OF INTEREST

Some of our directors and officers are also directors and officers of other reporting companies. It is possible, therefore, that a conflict may arise between their duties as a director or officer of our Company and their duties as a director or officer of such other companies. All such conflicts are disclosed by them in accordance with the British Columbia Business Corporations Act and they govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

In the event that any of our directors or officers has a material interest in any material contract or proposed contract involving our Company, they are required to disclose their interest to the board of directors either in writing or in person at a meeting of the directors. Any such contract is then considered and approved by a majority of the disinterested directors. Additionally, any non-arm’s length or related party transaction that requires the approval of the TSX will be subject to more restricted filing and disclosure requirements. Related party transactions are required to be disclosed in our financial statements.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our directors or executive officers or any of their associates are or have been indebted to us, or whose indebtedness to another entity has been the subject of a guarantee, support agreement or similar arrangement provided by us, during the three most recently completed fiscal years.

LOAN RELATED TRANSACTIONS DURING THE LAST FISCAL YEAR

Other than described below, we have not had any loan transactions during the year ended December 31, 2007, nor did we have any loan arrangements as at December 31, 2007 or as March 31, 2008.

In May 2007, the Company entered into a 15 year lease agreement for a new premise. The agreement provides for lease inducements to be provided by the landlord to the Company including a repayable leasehold improvement allowance for a maximum of $8.0 million to be used for additional improvements to the new premise. It is expected the entire amount will be required. As part of the rent, this lease inducement will be repaid over the term of the lease commencing April 1, 2008 at approximately $91,300 per month including interest. The Company was not required to provide any collateral on this repayable leasehold improvement allowance, however, to secure the lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit in the amount of $870,610. As at December 31, 2007 and February 29, 2008, $1,976,141, and $5,153,337, respectively of the $8.0 million budget had been paid or accrued.

MATERIAL CONTRACTS

The following are material contracts that are material to our Company, that were entered into other than in the ordinary course of business and not excepted from disclosure and filing requirements, and that were entered into within the financial year ended December 31, 2007, or before but are still in effect:

  Master Manufacturing and Supply Agreement between 3M Company and Response Biomedical Corp. dated November 30, 2006 that establishes the relationship in which 3M agrees to purchase and we agree to produce RAMP-based products for the testing of community- acquired infectious diseases. See “General Development of the Business”, “Development of the Business – POC Clinical Diagnostics”, and ”Collaborative Research”.

  Investment Agreement between 3M Company and Response Biomedical Corp. dated November 30, 2006 that defines the terms of 3M’s purchase of 14,797,419 common shares of our Company at a price pf $0.62 per share. See “General Development of the Business”.

  Supply Agreement between Creation Technologies LP (“Creation”) and Response Biomedical Corp. dated August 19, 2005 that defines the terms and conditions under which Creation will produce and we will purchase RAMP Readers. Creation is currently our primary reader manufacturer. See ”Operations and Manufacturing - Suppliers”.

  Supply Agreement between Datrend Systems, Inc. and Response Biomedical Corp. dated July 2, 2005 that defines the terms and conditions under which Datrend will produce and we will purchase RAMP Readers. Datrend is currently not our primary reader manufacturer. See ”Operations and Manufacturing - Suppliers”.

  Lease agreement between an affiliate of Alexandria Real Estate Equities (“Alexandria”) and Response Biomedical Corp. commencing May 17, 2007, defining the terms and conditions by which we lease from Alexandria a single-tenant, 46,000 square foot facility in Vancouver, British Columbia. The facility is expected to house all of our operations beginning in April 2008 . See ”Property, Plant and Equipment – Facilities” and “Risk Factors”.

  License agreement between Roche Diagnostics GmB and Response Biomedical Corp. dated July 26, 2005 defining the terms and conditions by which Roche granted a nonexclusive license to us under patent rights of Roche Diagnostics to commercialize a point-of-care test for NT-proBNP (N- terminal prohormone brain natriuretic peptide), a key cardiac marker for a broad array of cardiovascular conditions. See ”Development of the Business”, and “Collaborative Research”.

  Response Biomedical Corp. stock option plan approved by the shareholders of our Company on June 21, 2005 and approved as amended on June 22, 2006 and on June 14, 2007.

OFF-BALANCE SHEET ARRANGEMENTS

We have not had any off-balance sheet arrangements during the year ended December 31, 2007, nor did we have any off-balance sheet arrangements as at December 31, 2007, or as at March 31, 2008.

LEGAL PROCEEDINGS

There are no material outstanding legal proceedings to which we are party, nor, to our knowledge, are there any such proceedings contemplated.

NAMES AND INTEREST OF EXPERTS

The current auditors of our Company are Ernst & Young LLP, Chartered Accountants, Pacific Centre, PO Box 10101, 700 West Georgia Street, Vancouver, BC Canada V7Y 1C7. Ernst & Young LLP has reported on our fiscal 2007 audited consolidated financial statements, which have been filed with the securities regulatory authorities. As of March 31, 2008, Ernst & Young LLP is independent with respect to our company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

TRANSFER AGENTS AND REGISTRARS

Our transfer agent and registrar is Computershare Investor Services Inc., Proxy Dept., 100 University Avenue 9th Floor, Toronto, Ontario, M5J 2Y1.

EXPERTS

As at December 31, 2007, the independent auditors of the Company were Ernst & Young LLP. The report of the auditors on the financial statements for the fiscal year ended December 31, 2007 has been filed on www. sedar.com with the security regulators. Ernst & Young LLP are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information relating to our Company is available under our Company's profile on the SEDAR website at www.sedar.com.

Executive Compensation

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in our information circular for our annual and general meeting to be held on June 3, 2008.

Additional Financial Information

Additional financial information relating to our Company is provided in our comparative financial statements and management's discussion and analysis for the year ended December 31, 2007.

SCHEDULE “A”
Response Biomedical Corporation
(the “Company”)

AUDIT COMMITTEE CHARTER

(Adopted by the Board of Directors on April 27, 2005 and as amended November 10, 2006, April 24, 2007 and March 18, 2008)

A.         PURPOSE

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) to assist the Board in monitoring: (1) the integrity of the financial statements of the Company; (2) the independent auditor's qualifications and independence; (3) the performance of the Company's internal financial controls, audit functions and the performance of the independent auditors; and (4) the compliance by the Company with legal and regulatory requirements.

The Board retains the authority and responsibility to select, evaluate and, where appropriate, recommend replacement of the Company’s external auditor, subject to the right of shareholders to appoint and remove the auditor.

This Charter shall govern the operations of the Committee and each member of the Committee shall be responsible for ensuring he or she is familiar with its contents and understands its requirements.

B.         COMPOSITION, PROCEDURES AND ORGANIZATION

(1)	The Committee shall consist of at least three members of the Board.

(2)	Each member of the Committee shall be independent for purposes of Multilateral Instrument 52-110 (“MI 52-110”), subject only to the specific exemptions from such requirements contained in MI 52-110.

(3)	Each member of the Committee shall be financially literate for purposes of MI 52-110, subject only to the specific exemptions from such requirements contained in MI 52-110.

(4)

The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

(5)	Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair and a secretary from among their number .

(6)

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

(7)

The Committee shall have access to such officers and employees of the Company and to the Company's external auditors, and to such information respecting the Company, as it considers necessary or advisable in order to perform its duties and responsibilities.

(8)

The Committee shall have the authority to authorize the engagement of independent advisors, including legal, accounting and financial advisors as it deems necessary to perform its duties and responsibilities and to set and pay the compensation of such advisors.

(9)	Meetings of the Committee shall be conducted as follows:

(a)

the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may also request a meeting of the Committee;

(b)	the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and,

(c)	management representatives may, when determined to be appropriate by the Committee members, be invited to attend Committee meetings except private sessions with the external auditors.

(10)

The external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may directly contact any employee in the Company as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

C.         ROLES AND RESPONSIBILITIES

(1)	The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a)

to oversee the work of the external auditors who shall report directly to the Committee, including resolving any disagreements between management and the external auditors regarding financial reporting;

	(b)	to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

	(c)	to review and pre-approve the fee, scope and timing of audits and reviews conducted by the external auditors;

	(d)	to pre-approve any non-audit engagements between the external auditors and the Company or its subsidiaries;

	(e)	to review the audit plan of the external auditors prior to the commencement of an audit;

	(f)	to review with the external auditors, upon completion of their audit:

		(i)	contents of their report;

		(ii)	scope and quality of the audit work performed;

		(iii)	adequacy of the Company's financial and auditing personnel;

		(iv)	co-operation received from the Company's personnel during the audit;

		(v)	internal resources used;

		(vi)	significant transactions outside of the normal business of the Company;

		(vii)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

		(viii)	the non -audit services provided by the external auditors;

	(g)	to discuss with the external auditors the quality and not just the acceptability of the Company's accounting principles;

	(h)	to review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

	(i)	to review and approve the Company’s investment policies; and

	(j)	to implement structures and procedures to ensure that the Committee meets with the external auditors on a regular basis in the absence of management.

(2)	The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:

(a)

review the appropriateness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to accounting, information systems and financial controls, management reporting and risk management;

(b)	review compliance under the Company's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate;

(c)	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company;

(d)	establish procedures for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

(a)	review the Company's financial and auditing procedures and the extent to which recommendations made by the external auditors or internal audit staff [1] have been implemented.

(3)	The Committee is also charged with the responsibility to:

	(a)	review the Company's quarterly financial statements, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

	(b)	review and approve the financial sections of:

		(i)	the annual report to shareholders;

		(ii)	the annual information form;

		(iii)	annual and interim MD&A;

		(iv)	offering memoranda and prospectuses;

		(v)	news releases discussing financial results of the Company; and

		(vi)	other public reports of a financial nature requiring approval by the Board, and report to the Board with respect thereto;

	(c)	review regulatory filings and decisions as they relate to the Company's consolidated financial statements;

	(d)	review the minutes of any audit committee meeting of subsidiary companies;

(e)

review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements; and

	(f)	review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information.

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1 Although the Company does not have a dedicated internal audit staff, there may be internal audits conducted by ad hoc teams to test audit internal controls, certain quality systems and other business processes that impact the integrity of the Company’s financial statements.